Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Linx S.A. Filer’s Commission File Number: [●] Subject Company’s Commission File Number: 001-38954 Date: October 9, 2020

Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Linx S.A.
Filer's Commission File Number: [•]
Subject Company's Commission File Number: 001-38954
Date: October 9, 2020

TOTVS S.A.
Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ/ME) No. 53.113.791/0001-22
Company Registry (NIRE) No. 35.300.153.171

MATERIAL FACT

The management of **TOTVS S.A.** (B3: TOTS3) (the "Company" or "TOTVS") hereby informs that, in its board of directors meeting held on October 7, 2020, it was approved the extension until November 17, 2020 of the effectiveness of its business combination proposal with Linx S.A. ("Linx") that had been originally submitted to Linx's management on August 14, 2020 (the "Proposal"), embodied in the Protocol and justification draft attached to this material fact, which already reflects the adjustments deemed pertinent by TOTVS to date, without prejudice to possibility of increasing the proposal, if and when deemed appropriate by TOTVS.

In addition, in view of the misleading and wrong information disclosed by Linx on October 2, 2020 through a notice of material fact, which information served as basis for the recommendation made by Linx's board of directors to its shareholders, and to avoid that the TOTVS Proposal be submitted to the Linx's shareholders at the same general shareholders' meeting, as an alternative to the proposal of STNE Participações S.A. ("STNE"), TOTVS, hereby provides the following clarifications.

The stock market in Brazil is experiencing new developments, and an increase in the number of publicly-held companies with diffused control, such as Linx and TOTVS, has recently led to the first offers and more or less hostile proposals to acquire control of publicly-held companies. The Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, the "CVM") and B3 has made sure that the stock market develops on a regular basis, and in full compliance with the principles of corporate law, as it will certainly also do in the case of the dispute over the control of Linx S.A. ("Linx").

In this context, the duties of the members of a board of directors of a corporation with diffused control are critical in acting almost like a general meeting of shareholders, and fiduciary duties are increased to protect the interest and the investment of all shareholders, considering that there is no controlling shareholder.

For this reason, in companies with diffused control, when there is a proposal for a business combination, it is the board of directors that must seek offers and ensure an open and effective competition in the interest of shareholders and, eventually, allow the shareholders, which are the true owners of the company, to freely decide what is in their best interest.

Accordingly, fiduciary duties, which are the counterpart of shareholders' trust, require that the best result for the investment entrusted to the company by shareholders always be sought; and this must be done in a way that does not provide a contractual framework where a particular benefit for some is conditioned inseparably from voting in giving preference to a specific proposal by the relevant beneficiaries.

Notably, when a transaction generates asymmetric advantages and particular benefits for certain board members and/or shareholders, as is the case in the agreement executed by Linx with StoneCo Ltd. ("Stone") and STNE, and/or has its approval skewed by the imposition of financial burdens that hinder or prevent the free exercise of voting rights in the interest of the company (which has been deemed illegal in other situations by the CVM), the remaining so-called independent board members have an even greater responsibility, as they are the only ones really able to protect the general interest of shareholders. It is up to these independent, non-conflicting board members to reflect that the illegal burden assumed in the name of the publicly-held company do not become legal by the mere reduction of intrinsically extralegal and abusive fines.

From the very beginning, Linx's so-called independent directors have publicly committed to ensuring a fair and open competition between the proposals of TOTVS and Stone. Also from the beginning, TOTVS made it clear that it intended and intends to take part in the competition for the control of Linx on the assumption that, in fact, there was a commitment to treat both proposals in a balanced way and allow the examination, on an equal basis, by Linx's shareholders, of the merits of each proposal.

TOTVS's management relied on the commitment undertaken by Linx's independent directors. Especially considering that such independent directors were led to approve, in just two or three hours, the initial wording of a proposal of enormous complexity and with all the legal issues raised repeatedly by TOTVS's management and by market players. Those independent directors signed, subsequently, two addenda that fully preserve the format of the original proposal, only reducing amounts of illegal penalties, but not changing the essence of the initial STNE's proposal. Upon signing such addenda, the independent directors clearly lost their independence and became an integral and conflicting part of the analysis and, consequently, unable to fulfill their commitment to equality.

Even so, based on such commitment of the independent directors of Linx, TOTVS's management initiated conversations with those directors and their advisors, confident that, as was assured to TOTVS at all times, the purpose remained to allow both proposals to be submitted to the same general shareholders' meeting and examined on an equal basis.

Having sent its proposal to Linx's management on August 14, 2020, TOTVS' management was available to the independent directors and their advisors to, in good faith and in a constructive manner, make the necessary adjustments to its proposal, preserving the interests of its shareholders and the legality of what it has always proposed to do. This was followed by the meetings and interactions mentioned by Linx in its notice of material fact disclosed on October 2, 2020. Unfortunately, such meetings and interactions were mere formalities. Under the pretense of understanding TOTVS's proposal, they tried to adjust TOTVS's proposal to the model of STNE's proposal, hoping that TOTVS would agree to submit to the same illegalities and also constrain its shareholders. TOTVS's management did not agree and will not agree to that.

The Linx independent directors, through their advisors, refused to formally comment on the terms of the protocol submitted to it, to the surprise of TOTVS's management. Once Linx's approach was publicly denounced, the advisors made oral comments to the protocol, refusing to submit any kind of counter-draft or revision of its text on the groundless allegation that any negotiation of such draft with TOTVS's advisors could represent a breach of the agreement that had been executed with Stone and, accordingly, could give rise to the payment of the fine set forth therein, the legality of which is at least highly questionable.

Linx's management then chose to abruptly publicly claim alleged flaws and omissions in TOTVS's proposal, which did not exist and/or could be easily clarified in case there was a real interest in continuing with a regular procedure of discussion and negotiation, which was denied by the unfounded fear of Linx's

independent committee, since the agreement executed with STNE does not prevent these interactions. TOTVS's legal advisors received, through Linx's independent committee legal advisors, only some oral comments on certain topics - most of which had already been explained, pointed out as acceptable and/or were redundant.

Linx's independent committee chose to publicly treat the draft initially sent by TOTVS as final and definitive, omitting mention of the ongoing parallel discussions. This lack of transparency and the exclusion of a possible choice by Linx's shareholders has been a reiterated practice by Linx's management, as it occurred on August 10, 2020 when members of Linx's board of directors, also founders of Linx, omitted from their peers – the then independent directors - the existence of discussions and negotiations with TOTVS for a while aiming at reaching a business combination between both companies.

At each step of the process, efforts were made to create difficulties aimed at preventing TOTVS's proposal from being examined by Linx's shareholders. Another example of this were the difficulties created for TOTVS's external auditors (and them only) to access the working papers of Linx's external auditors, initially conditioned to the signing of a non-disclosure agreement, which was granted only after TOTVS denounced the denial of access in the notice to the market published on September 21, 2020. TOTVS has always intended to access only Linx's information that was public to the market, so as not to create any unnecessary restrictions, either for TOTVS or Linx, both publicly-held companies. There was nothing to be legitimately protected, in this context, by a non-disclosure agreement.

Another more recent example is the response received by TOTVS regarding the letter of representation of Linx's board of executive officers to TOTVS's external auditors, which is required to issue the auditors' reasonable assurance report to the pro forma financial statements, required under the standards of CVM. Linx's management conditioned such representation to the issuance, by TOTVS, of an indemnity letter that, if signed, would make TOTVS liable, without limitation, if there were any misrepresentation or inaccuracies in the financial statements prepared by Linx itself and disclosed to the market. In other words, Linx's management is asking to be compensated by TOTVS for damages to third parties caused by possible misrepresentation in the information provided and statements prepared by Linx itself. Again, Linx's attitude cannot be understood and is justified only by the concern to create an obviously unacceptable condition.

Particularly with regard to the points in TOTVS's proposal mentioned by Linx's independent committee to justify the submission, to Linx's shareholders, of only the STNE proposal, conditioning, in a clearly biased manner, the alleged "continuation of negotiations with TOTVS", to the rejection by Linx's shareholders of the deal with STNE, we make the following additional clarifications:

1. *Synergies disregarded by Linx's Management* - The claim that it would be impossible to assess the synergies between TOTVS and Linx is unfounded. Under the pretext that TOTVS allegedly had not provided detailed information on synergies, the financial advisors of Linx's independent committee merely did not consider any potential synergies on TOTVS's Proposal.

   When TOTVS's management released its Proposal on August 14, 2020, it made available to the market on such same date a presentation detailing how the strategies and portfolios of TOTVS and Linx complement each other, the history of integrating the acquisitions made by TOTVS, and the key areas on which it intends to extract synergies and generate value with such business combination. With such topics contained in the presentation, several research analysts covering both companies were able to estimate the potential synergies, with great convergence, having publicly disclosed their corresponding studies. As Linx has been constantly falsely blaming TOTVS for incomplete facts, we felt compelled to disclose to everyone, according to the material fact filed today, and not selectively, the projections prepared jointly by TOTVS's management and its financial advisors. As stated in the

interactions with the financial advisors of Linx's independent committee, the amounts estimated by the *research* analysts are very close to the amounts estimated by the Company itself to prepare its Proposal.

Such facts show clearly that Linx's independent committee actually did not intend to examine TOTVS's Proposal in an unbiased way. Aiming at creating some grounds to make a favorable recommendation favorable of STNE's proposal, its advisors ignored any synergies to point out a non-existent inferiority of TOTVS's Proposal. It is not acceptable that the financial advisors of Linx's independent committee could not estimate potential synergies by using the elements and information publicly available, including the ones also used by the *research* analysts. Assigning zero value to these synergies demonstrates the neglect and lack of commitment to the fair and equitable treatment that Linx's independent directors should give, in the fulfillment of their fiduciary duties, to examine every and any proposal to be presented to Linx's shareholders.

2. *TOTVS's proposal substantially based on shares, and selective information used by financial advisors*. The so-called *"fairness opinion"* of Linx's independent directors' financial advisors leads to the mistaken understanding that it would necessarily be a disadvantage that TOTVS's Proposal is primarily based on shares. This is actually a clear advantage, as it provides Linx's shareholder, if he/she/it wishes so, with the chance of remaining a shareholder and benefit from potential synergies, which are quite considerable, resulting from the business combination with TOTVS.

   It is also not acceptable or credible that financial advisors use the share price of TOTVS on a particular day selected by Linx's management, in an opportunistic manner, to substantiate the comparative financial analysis between both proposals. Just for the sake of example, a serious and unbiased review could use the average prices of TOTVS's shares in a given time interval (last 30 days - R$ 27.86, or last 60 days - R$ 27.97), the average between the date on which TOTVS's Proposal was disclosed and the date on which Linx's notice of material fact was disclosed (R$ 27.97), or even any other time period or criterion that did not generate an artificial result and misled, again, to promote STNE's proposal.

   Accordingly, the biased and superficial character of the review made by Linx, also because TOTVS's share may be at a higher price on the date of the Linx's general shareholders' meeting called to decide thereon.

3. *Lack of reciprocity of adjustment in the exchange ratio* - This claim is also unfounded. TOTVS's legal advisors clearly stated, when asked by the independent committee's legal advisors on September 20, 2020, about granting treatment reciprocity to adjust the share exchange ratio due to the payment of dividends, interest on equity and other earnings, that the text of the Protocol and justification of the acquisition would now reflect this adjustment (as contained in the attached version of the Protocol and Justification). On the other hand, TOTVS rejected, of course, the request forwarded by the advisors of Linx's independent committee to allow the payment of a dividend of up to R$ 200 million by Linx, without any adjustment in the exchange ratio.

4. *Linx would pay a fine to STNE* - The fine agreed to between STNE and Linx, which hinders the free voting right of Linx's shareholders, has been already considered illegal by CVM (the Brazilian SEC) in a similar context. For this reason, TOTVS's Proposal is conditioned to the fact that such fine is not paid, that is, that an illegal act is not committed. TOTVS does not accept that Linx's management insists in committing an illegal act, which is not admitted within the business judgment rule, as it is incompatible with the good faith and the interest of the company and its shareholders and clearly designed to ensure asymmetric and illegal advantages for some stakeholders. All those matters shall be decided by the competent courts before becoming a fait accompli.

The reasoning in the Linx material fact is therefore flawed. We note the evident concern of Linx's independent committee with the risk of its conduct being questioned, including the possibility of its members being personally held responsible, insofar as they validated the existence and conditions of such fine, in addition to the attempt to transfer to TOTVS, in addition to the burden of bearing the cost of the fine, the task of granting them a "safe harbor", absolving them of the illegality committed. TOTVS values good governance and respects its shareholders, so that it will not validate, nor undertake, the burden of such a fine.

As it becomes clear, the payment of a fine that limits the voting right in no way protects or is in the best interest of Linx's shareholders, which will bear the burden thereof, even if they prefer to remain as they are, rejecting the transaction with STNE.

5. *Analysis by CADE (the Brazilian Antitrust Agency) of TOTVS's* Proposal - In line with the opinions issued by the advisors retained by Linx's management, a business combination between TOTVS and Linx must be approved by the Brazilian Antitrust Agency - CADE. This is because, as most market analysts, clients and shareholders already know, the operations of TOTVS and Linx are complementary to each other from the point of view of products and clients/customers. Precisely because TOTVS has always believed that the Transaction would be approved, accepted a fine of R$ 100 million in case the Transaction was not approved by CADE. The CADE analysis process and timing of the two Proposals is similar, there being no grounds to justify any alleged relevant differences. It is worth remembering, as recently announced in the press, that STNE's process is suffering important challenges from its competitors, since it generates relevant vertical integration, opening up the possibility of cross-selling and cross subsidies, practices that STNE itself has questioned numerous times at CADE.

6. *Compliance by TOTVS with the requirements of the U.S. Securities laws* - TOTVS will submit the forms required by the *Securities and Exchange Commission* in the coming days as repeatedly informed, that is, within the deadline known by Linx and its advisors. Again, such forms are expected to be declared effective between November and December 2020.

7. *Alleged lack of penalty in TOTVS's Proposal* - The rationale was distorted by Linx. The fine that TOTVS does not admit to be added to its Proposal, as repeatedly stated, is precisely the illegal fine imposed on Linx's shareholders for the business combination contracted with STNE. TOTVS's Proposal provides for the payment of a fine of R$ 100 million if such business combination is not approved by CADE. It now also provides for a fine of R$ 150 million, in this case reciprocal, if such business combination - once approved by the shareholders of both companies - is not completed within 18 months due to a fault committed by one of the parties, in response to a request made by the advisors of the independent directors, within the limits deemed correct and reasonable by TOTVS's management. This was another point previously signaled to the independent committee's advisors as possibly acceptable to TOTVS.

8. *Alleged Risk of TOTVS withdrawing the Proposal* - This claim is unfounded. The management of TOTVS repeatedly confirmed its intention to hold the general meeting of its shareholders in advance, in order to submit and have previously approved the Proposal, even before the general meeting of Linx's shareholders (differently, including, from what would happen in an ordinary process of corporate restructuring). All the work carried out by TOTVS so far, together with its advisors and contracted third parties, and, it should be said, without any cooperation from Linx, to prepare the documentation required to call meetings, reinforces, once again, the seriousness of TOTVS's intention. It is, therefore, just another subterfuge created by the management of Linx to try to disqualify the seriousness and commitment of TOTVS's management as regards its Proposal.

In fact, Linx's independent committee's attitude is absolutely contradictory: if it is so convinced that STNE's proposal is better, why does it not grant equal treatment and submit both Proposals to the unbiased shareholders at the same meeting? Why is the supposed risk of withdrawal by TOTVS suggested? What makes the TOTVS's proposal so difficult to be examined? Would it be just to, given the supposed risk of TOTVS withdrawing the Proposal, make Linx's shareholders to feel pressured to accept another proposal Linx management has committed to (with several of Linx's board members with evident asymmetric personal advantage), but which is not necessarily better? If the unbiased shareholders' interests is what is actually being allegedly defended, why are they not given a fair chance to express their opinion at the general meeting, either for or against the committee's recommendation, without the threat of seeing Linx to pay almost half billion Brazilian Reals, which is equal to almost twice its annual EBITDA?

Now, after such points have been clarified, the declared and biased decision of Linx's management to proceed with an isolated proposal and to limit the free choice of its shareholders becomes crystal clear, in addition to looking for a way to protect itself from the potential risk of personal liability.

Finally, in line with its commitment to inform the progress of the preparation of TOTVS's Proposal to be submitted to its shareholders and to Linx's shareholders, and reinforcing the seriousness of its purpose, TOTVS management makes available, on this date, the documentation to support the proposal that has already been completed - appraisal report on Linx's shares, pro forma financial statements prepared for the purposes of complying with CVM Instruction 565, with the restrictions imposed by Linx's management and mentioned in this notice of material fact, and *fairness opinion* issued by Itaú BBA to the board of directors of TOTVS, together with the most current draft of the protocol and justification of the intended corporate restructuring operation, reflecting the adjustments to its proposal that had already been disclosed (Annex I) .

TOTVS will continue to keep its shareholders and the market duly informed about every and any relevant developments connected to the topic discussed herein.

Sao Paulo (SP, Brazil), October 8, 2020

Gilsomar Maia Sebastião
Chief Financial and
Investor Relations Officer

Investor Relations
Tel.: (+55 11) 2099-7773/7097/7089/7105
ri@totvs.com.br | http://ri.totvs.com/

Absence of Offer or Request

This Notice of Material Fact is for informational purposes only and does not constitute an offer to sell or a request to subscribe or purchase shares, nor does it replace any offer material that TOTVS will, if necessary, file with the US Securities and Exchange Commission ("SEC"). No offer of securities will be made in the United States, except by means of a prospectus that meets the requirements of Section 10 of the US Securities Act of 1933, or based on the waiver provided for therein.

Additional Information and where it can be found

With respect to the proposed transaction, TOTVS will file with the SEC all relevant documents as required by the corresponding applicable laws and regulations. INVESTORS ARE RECOMMENDED TO READ

CAREFULLY AND FULLY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX, THE PROPOSED TRANSACTION AND RELATED MATTERS. All documents filed with the SEC connected to the proposed transaction will be available when filed, free of charge, on the SEC website - www.sec.gov - and on TOTVS's investor relations website - http://ri.totvs.com/.

Forward-looking Statements

This Notice of Material Fact may contain forward-looking statements. Such statements are not historical facts and are based on the management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipate", "believe", "esteem", "expect", "plan" and similar expressions, with respect to the company or the Transaction, are intended to identify forward-looking statements. Statements connected to the declaration or payment of dividends, the implementation of the key operating and financial strategies and capital expenditure plans, the direction of future operations and the factors or trends that affect the financial condition, liquidity or results of operations, are examples forward-looking statements. Such statements reflect the management's current views and are subject to a number of risks and uncertainties. There is no guarantee that the events, trends or expected results will actually happen. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ substantially from current expectations.

<u>**Annex I**</u>

<u>Protocol and Justification of the Transaction, and Attachments</u>

(Valuation Report of Linx Shares, Pro Forma Financial Information for the purposes of CVM Instruction 565, with the restrictions imposed by the management of Linx and Fairness Opinion issued by Itaú BBA)

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY LINX S.A. INTO KATRINA PARTICIPAÇÕES S.A., FOLLOWED BY MERGER OF KATRINA PARTICIPAÇÕES S.A. INTO TOTVS S.A.[1]

The management of the companies identified below, after having received and assessed, jointly with their respective advisors, the proposal submitted by TOTVS S.A. (identified below), in the best interest of the respective companies and their shareholders:

(a) **TOTVS S.A.**, a publicly-held company with its head office in the city of São Paulo, State of São Paulo, at Avenida Braz Leme No. 1.000, Casa Verde, Zip Code 02511-000, enrolled with the CNPJ/MF under No. 53.113.791/0001-22 ("**TOTVS**");

(b) **LINX S.A.**, a publicly-held company with its head office in the city of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso No. 7.221, 20th floor, Pinheiros, Zip Code 05425-9020, enrolled with the CNPJ/MF under No. 06.948.969/0001-75 ("**Linx**"); and

(c) **KATRINA PARTICIPAÇÕES S.A.**, a company with its head office in the city of São Paulo, State of São Paulo, at Avenida Braz Leme No. 1.000, Block B, 2nd floor, Casa Verde, Zip Code 02511-000, enrolled with the CNPJ/MF under No. 37.896.148/0001-66 ("**Holding**" and, jointly with TOTVS and Linx, the "**Parties**" or "**Companies**"),

For the reasons of and aiming at achieving the goals detailed herein, the Companies have decided to execute this protocol and justification ("**Protocol and Justification**") in conformity with Articles 224 and 225 of Law No. 6.404/76, seeking (a) the merger of the shares issued by Linx into Holding, and (b) the subsequent merger of Holding into TOTVS. The totality of the shares issued by Holding are held by TOTVS and will be held by TOTVS on the date of approval of the merger of shares issued by Linx into Holding. Both the merger of shares issued by Linx into Holding, and the merger of Holding into TOTVS shall be submitted for approval by the shareholders of the Companies at their respective extraordinary shareholders' meetings, under the following terms and conditions:

1. <u>Description of the Transaction, Reasons or Purposes and Interests of the Companies</u>

1.1. A corporate reorganization will be submitted to the shareholders of the Companies according with the steps detailed below ("**Transaction**"), which shall result in (a) the ownership by TOTVS of the totality of the shares issued by Linx; and (b) assuming that the total capital stock of Linx is represented, as of the Closing Date (as defined below), by one hundred seventy-nine million, four hundred twenty-eight thousand, seven hundred thirty-seven (179,428,737)[2] common shares, excluding treasury shares, and

[1] This Protocol and Justification is a free translation of the Portuguese original. The Portuguese original shall prevail in the event of any inconsistency.

[2] Estimate made by considering that, on the Transaction Completion Date, there will be 179,428,737 shares issued by Linx (the total number of 189,408,960 shares, excluding 14,125,991

subject to the provisions in Section 2, the receipt by Linx's shareholders, for each common share issued by Linx that they own on the record date, of:

(a) a cash payment in *Reais* of R$6.20 ("**Original Cash Installent Reference Amount**"), updated *pro rata* according to the CDI rate variation from the sixth month counted from August 14, 2020 until the date of the actual payment and adjusted as set forth Section 2.2 below, as applicable (after the adjustments, "**Redemption Value**"), to be paid cash, in a single installment, up to 30 days from the Closing Date ("**Financial Settlement Date**"); and

(b) one common share issued by TOTVS ("**Reference Exchange Ratio**"), adjusted as set forth in this Protocol and Justification in Section 2.1, as applicable (after the adjustments, "**Final Quantity of TOTVS's Shares per Holding's Common shares**").

1.2. The Transaction shall comprise the following steps, all interdependent, whose completions will be subject to the applicable corporate approvals and compliance with the conditions precedent referred to in Section 3.1 below, and to occur on the same date:

(a) Holding's capital increase upon issuance of one hundred sixty-three million five hundred thousand (163,500,000) new common shares without par value, which shall be fully subscribed and paid-up by TOTVS, in *Reais*, by the Closing Date, for the total issue price of one billion one hundred twenty-five million *Reais* (R$1,125,000,000.00), of which one billion one hundred fifteen million *Reais* (R$1,115,000,000.00) shall be allocated for the creation of a capital reserve ("**Holding Capital Increase**);

(b) on the same date, as a subsequent and interdependent act of Holding's Capital Increase, a merger of all the shares issued by Linx into Holding, by their book value, resulting in the issuance by Holding, to the shareholders of Linx who owned the merged shares ("**Linx's Shareholders**"), of common shares and redeemable preferred shares issued by Holding, provided that for each common share issued by Linx four common shares and one redeemable preferred share issued by Holding shall be delivered, as set forth in Section 4.1 ("**Merger of Linx Shares**") for the total issue price of at least six billion sixteen million two hundred forty-five thousand five hundred fifty-one *Reais* and sixty-one cents (R$6,016,245,551.61), of which five billion one hundred nineteen million one hundred one thousand eight hundred sixty-six *Reais* and sixty-one cents (R$5,119,101,866.61) shall be allocated for the creation of a capital reserve. After the completion of the Transaction, Linx shall keep its own legal entity status and equity, there being no legal succession;

(c) on the same date, as a subsequent and interdependent act of the Merger of Linx Shares, there will be a redemption of all the preferred shares issued by Holding,

treasury shares and including 4,145,768 shares resulting from the early vesting of deferred shares and call option plans). The number of outstanding shares issued by Linx may vary until the Transaction Completion Date.

upon payment, for each preferred share being redeemed, of the Redemption Value (the "**Redemption**"). Upon Redemption, Holding's preferred shares will be cancelled against the capital reserve; and

(d) on the same date, as a subsequent and interdependent act of the Redemption, the merger of Holding into TOTVS for Holding's equity book value (already taking into consideration the effects of Holding's Capital Increase, the Merger of Linx Shares and the Redemption), with the consequential winding-up of Holding and succession, by TOTVS, of all Holding's properties, rights and obligations, with the consequent migration of Linx's Shareholders to become TOTVS's shareholders ("**Merger of Holding**").

1.2.1. Although the steps in Section 1.2 above will occur consecutively, all of them are part of a single transaction,such that each of the steps will not be individually effective without the others also becoming effective and fully implemented as a whole. Thus, the Transaction may not be partially approved at a general shareholders' meeting of the Companies or partially implemented.

1.2.2. The purpose of this Transaction is to create a benchmark company in the software and technology market, with the challenge of building a solution ecosystem that encompasses the following scopes: (i) Management, with open, connected and customizable platforms and solutions, (ii) TechFin solutions, to expand, streamline and decrease the prices to access financial services; and (iii) Business Performance, with the creation of products that help clients to increase their sales.

1.2.3. The integration of the Companies' activities will significantly strengthen the business model of the combined entity. BCombining the chains serviced by TOTVS (manufacturing, logistics, distribution, services and agrobusiness, among others) with Linx's work on the final point in retail, will create a management solution which will involve much more than cross horizontal offering opportunities and allow for the expedited introduction of financial and digital solutions.

1.2.4. The combination of TOTVS and Linx presents, in view of their complementary natures, a huge potential of synergies and efficiency gains, especially regarding the optimization of costs, expenses and strengthening of investments in different growth paths, which will result in a substantial value creation for TOTVS, Linx, their respective shareholders, clients and employees.

1.2.5. As a result of the Transaction herein described, the number of TOTVS's outstanding shares will be added to the number of shares issued on behalf of Linx's shareholders after the merger of Holding, to be determined on the Closing Date. As TOTVS and Linx are companies without a defined controlling shareholder, such new issuance shall cause TOTVS's shares to be one of the most liquid shares in the Brazilian market. After the conclusion of the Transaction, Linx's shareholders will become holders of TOTVS's shares, abiding by the exchange ratio provided for in this Protocol and Justification.

1.3. After the Closing Date, given the period required to promote the integration of a business, which according to TOTVS's experience is essential for a successful integration,

TOTVS and Linx shall continue to dedicate themselves to their respective activities with TOTVS remaining as a publicly-held company and Linx becoming a wholly-owned subsidiary of TOTVS. Upon the consummation of the Transaction, the shares issued by Linx shall cease to be traded in the *Novo Mercado* segment of B3 S.A. – *Brasil, Bolsa, Balcão* ("**B3**"), Linx's registration as a publicly-held company shall be cancelled and Linx's *American Depositary Shares* ("**ADS**") shall cease to be traded on the New York Stock Exchange ("**NYSE**").

1.4. The holders of Linx ADSs shall be entitled to receive TOTVS's ADSs in accordance with the same exchange ratio set forth in Section 1.1 above. Therefore, TOTVS shall take all actions to obtain (i) the registration of the transaction with the Securities and Exchange Commission ("**SEC**") in the United States and (ii) the listing of TOTVS's ADSs on the same listing segment of the NYSE in which the Linx's ADSs are listed.

2. Adjustments to the Exchange Ratio of Linx-Holding, to the Redemption Value and to the Final Quantity of TOTVS's Shares per Holding's Common shares

2.1. The exchange ratio of Linx's shares for Holding's common and preferred shares as a result of the Merger of Linx Shares and the Reference Exchange Ratio, shall be adjusted on a pro rata basis in the event of issuance, bonus, splitting, reverse splitting, repurchase or cancelation of shares by Linx, Holding (except if related to the events described in this Protocol and Justification and required to complete the Transaction) and/or by TOTVS after August 14, 2020, as applicable.

2.2. The Original Cash Installment Reference Amount shall be (i) reduced by the amount of any dividends, interest on equity and other earnings declared and paid by Linx as from August 14, 2020 and with a record date of the shareholder base until and including the Closing Date; (ii) increased by the amount of any dividends, interest on equity and other earnings declared and paid by TOTVS as from August 14, 2020 and with a record date of the shareholder base until and including the Closing Date; and (iii) reduced by, if applicable, any withholding income tax owed by Linx's Shareholders as a result of the Transaction.

2.3. In addition, TOTVS may, unilaterally and without the need to amend this Protocol, increase the total amount of cash and/or the number of shares issued by TOTVS, as the case may be, to be delivered as consideration for the Redemption or Holding Merger, without any decrease in the amount of the cash installment and/or the number of TOTVS's shares used in the Reference Exchange Ratio, as adjusted in accordance with this protocol.

3. Conditions Precedent to the Completion of the Transaction

3.1. In compliance with the provisions in Section 3.2 below, the closing of the Transaction will be, under the terms of article 125 of the Brazilian Civil Code, subject to ("**Conditions Precedent**"):

(a) approval of the Transaction by CADE;

(b) effectiveness of the registration statement ("**Form F-4**") filed by TOTVS with the SEC for purposes of calling, holding and approving the Transaction at the TOTVS's and Linx's general shareholders' meetings;

(c) confirmation by TOTVS, or waiver at TOTVS sole discretion, of compliance by Linx with the provisions set forth in Sections 7.1, 7.1.1, 7.1.2. and 7.2 below;

(d) confirmation by the respective Parties of the truthfulness and accuracy, in all material aspects, of the representations and warranties in the Section 7.6 below and only the other Party, at its sole discretion, may expressly waive the confirmation of one or more representation and warranty;

(e) (i) Linx shall have obtained the third-party consents for agreements which the early maturity would result in an amount equal to or higher than fifty million *Reais* (R$50,000,000.00), individually or in the aggregate; (ii) nonexistence of obligations that excee fifty million *Reais* (R$50,000,000.00), individually or in the aggregate, which may have their early maturity or other applicable penalties declared as a result of the Transaction ("**Obligations Subject to Early Maturity**"); (iii) settlement, by Linx, of all Obligations Subject to Early Maturity, in full and without any future obligations for Linx as a result of such settlement; or (iv) availability of cash at Linx, in an amount corresponding to at least 100% of the amount required to settle all Obligations Subject to Early Maturity (including any applicable penalties);

(f) absense of any law or order issued or enacted by a competent government authority, judicial authority or arbitration court which prevents the completion of the Transaction; and

(g) compliance, by the parties, with their respective material obligations under this Protocol and Justification.

3.2. Once the Conditions Precedents have been implemented or waived and after obtaining the Corporate Approvals, any of the Companies may notify the other about the implementation of the Conditions Precedent, and TOTVS and Linx shall release a notice to market including, at least, the date on which the Transaction shall be completed and the date that the shares issued by Linx will no longer be traded in B3. Such date, which shall be the 5th business day counted from the implementation of the last of the Conditions Precedent, shall be the record date to determine which of Linx's shareholders will receive shares issued by TOTVS ("**Closing Date**").

3.3. On the last business day immediately prior to the Closing Date, TOTVS's board of directors shall hold a meeting to (i) confirm the Final Quantity of TOTVS's Shares per Holding's Common shares, which shall be issued as a result of the Merger of Holding; and (ii) register that the Transaction shall be completed on the Closing Date.

4. <u>Exchange Ratio, Base Date, Appraisal, Capital Increase and Withdrawal Rights</u>

4.1. As a result of the Merger of Linx's Shares, the Linx shareholders shall receive seven hundred seventeen million seven hundred fourteen thousand nine hundred forty-eight (717,714,948) new common shares; in addition, one hundred seventy-nine million four

hundred twenty-eight thousand seven hundred thirty-seven (179,428,737) new redeemable preferred shares shall be issued by Holding, all of them to be registered shares, with no face value, in exchange for the common shares held by them in Linx, at the ratio of four common shares and one redeemable preferred share issued by Holding for each common share issued by Linx. Therefore, there will be no fractional shares at this step of the Transaction.

4.1.1. The new common shares issued by Holding shall be entitled to the same rights and benefits of the issued and outstanding common shares of Holding held by TOTVS and shall be entitled to participate in the earnings for the fiscal year in course at date of their issuance. The new preferred shares issued by Holding shall not be entitled to voting rights, shall have priority upon capital reimbursement in case of liquidation, without premium, and shall be automatically redeemed at the Closing Date, without the need for an extraordinary shareholders' meeting.

4.2. As a result of the Merger of Holding, 179,428,737 (one hundred seventy-nine million four hundred twenty-eight thousands seven hundred thirty-seven) new common shares of TOTVS, all registered shares, with no par value, will be issued for the former shareholders of Linx (which at such time shall already be Holding's shareholders) in exchange for the common shares of Holding held by them. For each common share of Holding, the Final Number of TOTVS's Shares per Holding's Common share shall be issued and the TOTVS' board of directors shall acknowledge and disclose, as set forth in Section 3.3 of this Protocol and Justification, the exact number of issued shares.

4.2.1. The new common shares issued by TOTVS shall be entitled to the same rights and benefits attached to the common shares issued by TOTVS and shall be entitled to participate in the earnings of the fiscal year in course as from their issuance date.

4.3. The base date of the Transaction is June 30, 2020 ("**Base Date**").

4.4. TOTVS's management, on behalf of TOTVS and of Holding, engaged (a) Deloitte Touche Tohmatsu Consultores Ltda. ("**DTT**") to appraise and determine the market value of the shares issued by Linx to be merged into Holding, already taking into consideration the effects of Holding's Capital Increase ("**Appraisal Report of Linx's Shares**"), according to which such shares amount to, on the Base Date, at least five billion nine hundred thirty-nine million *reais* (R$5,939,000,000.00); and (b) Ernst & Young Auditores Independentes S.S. ("**EY**") to appraise and determine the book value of Holding's equity to be transferred to TOTVS by virtue of the Merger of Holding, already taking into consideration the effects of Holding's Capital Increase, Merger of Linx's Shares and Redemption ("**Appraisal Report of Holding**"), according to which such equity amounts to, on the Base Date and considering the effects of the Merger of Linx's Shares and Redemption, six billion twenty-eight million seven hundred eighty-seven thousand four hundred eighty-two *reais* and twenty-one cents (R$6,028,787,482.21). The Appraisal Report of Linx's Shares and the Appraisal Report of Holding comprise Annex 4.4(a) and Annex 4.4(b) to this Protocol and Justification.

4.5. The Merger of Linx's Shares shall result in an increase of Holding's shareholders' equity in an amount supported by the Appraisal Report of Linx's Shares, part of which, as determined at the general shareholders' meeting, shall be allocated to the

capital reserve and the balance shall be added to Holding's capital stock, with the subsequent amendment of Article 5 of its bylaws.

4.6. The Merger of Holding, in turn, shall result in an increase of TOTVS's shareholders' equity in an amount equal to the portion of Holding's shareholders' equity corresponding to the investment of Linx's shareholders in Holding, after the Redemption, part of which shall be allocated to TOTVS's capital stock, with the subsequent amendment of Article 5 of its bylaws, and part of which shall be allocated to the capital reserve to be determined at the general shareholders meeting. The shares of Holding held by TOTVS at the time of the Merger of Holding shall be cancelled. The equity variations ascertained as from the Base Date until the date on which the Merger of Holding is completed shall be appropriated by TOTVS.

4.7. To the extent that the exchange ratio has been agreed upon between TOTVS and Linx, which are independent parties, the provisions set forth in article 264 of Law 6404/76 shall not be applied.

4.8. Under the terms of article 227, § 1 of Law nº 6.404/76, (i) the appointment of DTT shall be submitted for confirmation to the general shareholders' meeting of Holding that will decide on the Merger of Linx's Shares, and (ii) the appointment of EY shall be submitted for confirmation to the general shareholders' meeting of TOTVS that will decide on the Merger of Holding.

4.9. DTT and EY declare that (i) there is no actual or potential conflict or shared interests with the Companies' shareholders or with regards to the Merger of Linx's Shares or the Merger of Holding, as the case may be; and (ii) the shareholders or the directors of the Companies have not directed, limited, impaired or performed any acts which prevented or may have prevented the access, use or knowledge of information, properties, documents or work methodologies that are material for the quality of their conclusions. DTT and EY were selected for the works described herein due to the wide and renowned experience as both specialized companies have in preparing reports and appraisals of such nature.

4.10. TOTVS and Holding shall bear all the costs related to the hiring of DTT and EY for preparing the Appraisal Report of Linx's Shares and theAppraisal Report of Holding, as the case may be.

4.11. Each of the TOTVS and Linx managements has retained advisory services from internationally renowned investment banks to help their respective boards of directors in the process of making an informed decision regarding the financial aspects of the Transaction. Such financial institutions have not disclosed any impediment or conflict to issue the supporting reports or the fairness opinion. The fairness opinions are included in Annex 4.11 to this Protocol and Justification.

4.12. Each of the TOTVS and Linx managements has also prepared *pro forma* financial information of the combined entity, as if it was an existing entity, as of the Base Date, which has been prepared in conformity with Law 6404/76 and CVM Instruction 565/15, as well as the rules issued by the Brazilian Securities and Exchange Commission. The *pro forma* balance sheet of the combined entity, including the reasonable assurance report

(Relatório de Asseguração Razoável), is included in Annex 4.12 to this Protocol and Justification.

4.13. The Linx shareholders that have not approved the Merger of Linx's Shares shall be entitled to withdrawal rights, as set forth in article 252, paragraph 2, of Law 6404/76.

4.13.1. The shareholders that have not approved the Merger of Linx's Shares and confirmed the intention to withdraw from Linx within 30 days from the date of publication of the minutes of Linx's Extraordinary Shareholders' Meeting that approved the Merger of Linx's Shares, in conformity with the provisions set forth in article 230, of Law 6404/76, shall be entitled to reimbursment of the Linx shares, by virtue of the proven ownership of the Linx's shares, from the date of the first publication of the call notice, or on the date of disclosure of the material fact subject to resolution, whichever is the earlier.

4.13.2. The amount payable as reimbursement shall be equivalent to the equity value of the Linx share, calculated based on Linx's last approved balance sheet (as of December 31, 2019 and approved at the General Shareholders' Meeting held on April 30, 2020), without prejudice to the right to prepare the interim balance sheet.

4.13.3. Considering that at Holding's Extraordinary Shareholders' Meeting that resolved on the Merger of Linx's Shares and on the Linx's merger into TOTVS, TOTVS will be Holding's sole shareholder, there shall be no dissenting shareholders or withdrawal right of Holding's shareholders by virtue of these steps of the Transaction.

5. Corporate Approvals

5.1. The effectiveness of the Merger of Linx's Shares, the Redemption and the Merger of Holding shall depend on the following acts ("**Corporate Approvals**"), all of them interdependent and with effects subject to the compliance with the Conditions Precedent, which shall be coordinated in order to occur on the same date:

(a) Linx's Extraordinary Shareholders' Meeting to, in this order, (i) confirm the waiver of the provisions set forth in Article 43 of the Linx bylaws to the Transaction, in the sense that the mandatory tender offer for the acquisition of shares issued by Linx shall not be triggered; (ii) approve the Protocol and Justification; (iii) approve the Transaction; and (iv) authorize the subscription, by its directors, of new shares to be issued by Holding;

(b) extraordinary shareholders' meeting of Holding to, in this order, (i) approve Holding's Capital Increase; (ii) approve the Protocol and Justification; (iii) ratify the appointment of DTT; (iv) approve the Appraisal Report of Linx's Shares; (v) approve the creation of a new class of preferred shares, as per Section 4.1.1 above; (vi) approve the Merger of Linx's Shares; (vii) approve the increase of the capital stock to be subscribed and paid-up by the management of Linx and consequent amendment to its bylaws; (viii) approve the Redemption and consequent amendment to its bylaws; (ix) approve the Merger of Holding into TOTVS; and

(x) authorize the subscription, by its management, of new shares to be issued by TOTVS; and

(c) TOTVS's Extraordinary Shareholders' Meeting to, in this order, (i) ratify the investment, by TOTVS, in the amount of at least one billion one hundred twenty-five million *reais* (R$1,125,000,000.00), upon subscription of new shares in Holding; (ii) approve the Protocol and Justification; (iii) ratify the appointment of EY; (iv) approve the Appraisal Report of Holding; (v) approve the Transaction; (vi) authorize the increase of the capital stock to be subscribed and paid-up by Holding's management, with further amendment to its bylaws (upon determination of the Final Number of TOTVS's Shares per Holding's Common share and, therefore, the final number of the TOTVS's shares to be issued as a result of the Merger of Holding); and (vii) approve the subsequent change of the bylaws substantially in terms of Annex 5.1(c).

5.2. After effectiveness of Form F-4, the TOTVS and Linx managements, within ten business days, at most, shall call, on the same date, the Companies' Extraordinary Shareholders' Meetings, provided to in Sections 5.1(a), (b) and (c) above, to be held within thirty (30) days from the publication of the respective first call notices.

6. <u>Filing with the Brazilian Administrative and Economic Council</u>

6.1. TOTVS shall submit the notice of the Transaction to the CADE on a proactive and diligent basis through the legal counsel appointed by TOTVS.

6.2. In order to ensure the submission of the notice to CADE, Linx shall provide to TOTVS the necessary information for analysis of the notice, as requested by TOTVS and/or CADE. Amongst the necessary information, confidential and/or sensitive information shall be clearly identified by Linx in order to ensure that such information is solely exchanged between outside advisors.

6.3. All costs and expenses relating to the approval of the Transaction by CADE shall be assumed by TOTVS, except for the expenses with lawyers, which shall be assumed by the respective Party, in conformity with Section 6.4 below.

6.4. At its discretion, Linx may be represented by external lawyers in the proceedings related to the notice of the Transaction submitted to CADE. In this regard, TOTVS shall give prior notice to Linx of its interactions with CADE in order to permit the participation of Linx external lawyers on such interactions. However, to the extent that TOTVS has the lead of the required process with CADE, TOTVS shall not be subject to Linx's previous approval for the presentation of any documents, declarations and/or information to CADE. TOTVS may previously share with Linx the documents to be presented to CADE for purposes of knowledge and confirmation of the accuracy of the information presented, however, TOTVS holds the right to provide CADE solely the best information abailable to TOTVS, provided that such information is not verified by Linx. In this case, Linx shall confirm and/or adjust the information known, as well as present to TOTVS any recommendations to protect the companies' interests before CADE, as

soon as possible, in order to ensure the compliance, by TOTVS, of any eventual requests made by CADE.

6.5. Without the previous authorization of TOTVS, Linx shall not contact CADE and shall not submit any documents and/or information, agreements, documents and/or information related to and/or in connection with the Transaction to CADE.

6.6. In the event that CADE applies any penalty as a result of any action, omission or non-performance of applicable regulation by any of the Parties, the defaulting Party shall be solely responsible for the respective payment.

6.7. In the event that CADE imposes restrictions to the Transaction referred to in this Protocol and Justification as a condition for approval, TOTVS and Linx shall make their best efforts to meet such restrictions imposed by CADE, in order to implement the Transaction in terms substantially similar to those set forth in this Protocol and Justification. If it is not possible to comply with the restrictions imposed by CADE, while maintaining the conditions set forth in this Protocol and Justification, the provisions set forth in Section 6.7.1 will apply.

6.7.1. In the event that CADE (i) imposes restrictions as a condition for approval of the Transaction and, after undertaking their best efforts, TOTVS and Linx were not able to comply with such restrictions, or (ii) rejects the Transaction, Linx may terminate the Transaction and shall receive, from TOTVS, for losses and damages, the amount of one hundred million *reais* (R$100,000,000.00), payable in Brazilian reais, in a single cash installment, within up to 30 days from the notice submitted by Linx to TOTVS in this regard, provided that Linx shall not claim any additional amount arising from the non-completion of the Transaction, as set forth in article 416 of the Civil Code.

6.7.2. Under no circumstance shall the remedies/commitments negotiated or imposed by CADE modify the exchange ratio calculated as set forth in this Protocol and Justification, represent the waiver of any right set forth therein, or change the obligations assumed by the Parties.

7. <u>Other Covenants</u>

7.1. Except if provided otherwise in this Protocol and Justification, until the Closing Date or the date of refusal by Linx or TOTVS's shareholders at their respective general shareholders' meeting, the Companies shall maintain the ordinary course of businesses and not undertake acts that could somehow materially impact their businesses or acitivities, including, as example, payment of any fine relating to any matter subject to, directly or indirectly, approval at the general shareholders' meeting which, therefore, would significantly change the balance of the exchange ratios defined herein or otherwise prevent or jeopardize the implementation of the Transaction.

7.1.1. Notwithstanding the provisions set forth in this Section 7.1, Linx shall not, until the Closing Date or the date of refusal by Linx or TOTVS shareholders at their respective general shareholders' meeting, undertake or authorize subsidiaries to undertake the acts described below, except if expressly authorized by TOTVS:

(i) propose to the general shareholders' meeting of Linx and/or its subsidiaries any amendments to the bylaws (except for and solely to the extent determined by applicable legislation);

(ii) redeem, repurchase, issue or sell any shares issued by it, securities convertible into or substitutable for shares, options, warrants, purchase rights or any other form of acquisition right relating to the shares issued, except for the share-based compensation plans of Linx in force as of the date hereof ("**Linx's Plans**"), as the case may be;

(iii) propose to the Linx general shareholders' meeting the capital reduction or redemption of its shares;

(iv) approve the acquisition (including by merger, incorporation, acquisition of shares or assets, or in any other way) any interest in assets or any business or person that involves a higher amount, individually, than R$ 50,000,000.00 (fifty million reais), as long as it does not take a debt for this purpose;

(v) approve the entry into alliances or joint venture agreements, or any type of similar relationship;

(vi) approve the execution of new compensation and benefit plans (or amend existing plans), as well as pay bonuses, commissions, incentives or any type of compensation for shares outside the regular course of business and which are not provided for, present date, in the existing compensation and benefit plans, except if so determined by applicable law;

(vii) directly or indirectly get involved in any operation, or enter into any agreement with a director, director or its related parties, which are not due to the ordinary course of their business;

(viii) promote any change in its accounting policies and practices, except if required by law;

(ix) lease or encumber (including the granting of any option on) any of its assets, except if due to the fulfillment of currently existing contracts and in the regular course of its business;

(x) except in relation to actions to be taken under existing contracts, assume any obligation or responsibility, enter into new relevant contracts, including: (a) contracts for the sale purchase agreement or sale of its assets, with an amount higher than R$ 5,000,000.00 (five million); or (b) property lease contracts for the head office of Linx, with the exception of existing lease contracts; ;

(xi) mortgage or pledge any tangible or intangible asset, or offer them as collateral, except if so required due to guarantees relating to labor or tax proceedings in which Linx and/or its subsidiaries, as the case may be, are

defendants and that involve total amounts not exceeding R$ 50,000,000.00 (fifty million reais);

(xii) take out any loan, issuing debt securities, entering into any type of financing agreement or change the terms of existing financing agreements or debt instruments, except: (a) those entered into in the regular course of Linx's business and that in any case do not increase the debt of Linx in more than R$ 200,000,000.00 (two hundred million reais); or (b) operations that aim to refinance its indebtedness, without the issuance of convertible or exchangeable securities for its shares;

(xiii) guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any person, except in relation to its subsidiaries;

(xiv) enter into, amend, modify or in any way alter the terms of the existing contracts entered into by Linx and/or its respective subsidiaries in order to speed up payments due under those contracts;

(xv) donate or freely assign any asset, right, or any form of asset, to their respective shareholders, directors, officers and/or any third party, except by the practices already hired and donation to Ten Yad;

(xvi) enter into any collective bargaining agreement or promote any relevant changes to the terms and conditions of the current employment contracts to which they are a party, except if in the regular course of their business;

(xvii) engage in different commercial activities, except in relation to those incidental necessary for the development of its activities, other than those relating to the Transaction contemplated by this Protocol and Justification;

(xviii) anticipate the vesting periods of the options, or permanence of the plan, granted under the Linx Plans;

(xix) approve (a) the hiring of new employees of coordination, managerial or higher hierarchical level or administrators of any level, outside the normal course of business; (b) the dismissal of employees outside the normal course of business; and (c) the implementation of any voluntary termination or dismissal program for employees;

(xx) propose to the general shareholders' meeting of Linx the approval of the cancellation of its registration as a publicly held company;

(xxi) enter into any contract or otherwise assume any obligation to any related party; and

(xxii) agree or undertake to perform any of the acts described above.

7.1.2. Without prejudice to the provisions set forth in Section 7.1, the TOTVS management shall not, until the Closing Date or the date of the refusal by Linx or

TOTVS's shareholders at their respective general shareholders' meeting, propose at the TOTVS Shareholders' Meeting the capital reduction or redemption of the shares issued.

7.1.3. In addition, until the Closing Date, Linx or TOTVS shall not have suffered any Material Adverse Change. "Material Adverse Change" means any event, circumstance, effect, occurrence or situation, or any combination thereof, which, individually or collectively, would impact or could reasonably impact the businesses, transactions, assets, properties, commercial or financial condition, or results of Linx or TOTVS, as the case may be, in an amount equal to or above twenty percent (20%) of the gross revenue accrued by Linx or TOTVS in the fiscal year immediately before the fiscal year of the Material Adverse Change; except to the extent that such change or adverse effect has been known by the directors and/or executive officers of the other party who are signatories of this Protocol and Justification, previously to the date hereof, and/or as a result of (A) adverse economic or foreign exchange effects in the industry in which Linx or TOTVS operate in Brazil; (B) regulatory or other changes that impact the industry in which Linx or TOTVS operates in general, as appliacable; (C) any changes in applicable law or accounting standards generally accepted in Brazil, including any tax reform; (D) any effect that, if subject to reversal before the Closing Date, is reversed before the Closing Date; or (E) effects arising from the new coronavirus pandemic.

7.2. The right to exercise the stock options granted in the context of the Linx's 2016, 2017 and 2018 Stock Option Plans and Linx's 2017, 2018, 2019 and 2020 Deferred Share Plans in force as of the date hereof may be, as approved by Linx board of directors, advanced through the Closing Date, in a way that the beneficiaries of the respective plans participate in the Transaction as Linx's Shareholders.

7.3. The events described in this Protocol and Justification, as well as the other matters submitted to the shareholders of the Companies at the General Shareholders' Meetings that will decide on the approval of the Protocol and Justification, are reciprocally dependent legal transactions, such that a transaction is not effective without the others also becoming effective.

7.4. TOTVS, by this Protocol and Justification, is a co-obligor liable with Holding in all the obligations involving Holding in the Transaction and/or provided for in this Protocol and Justification, and, once the Corporate Approvals for the Transaction as set forth in Section 5.1 are obtained, will be jointly and severally liable with Holding for all the payments that may be due by Holding under the terms of this Protocol and Justification, especially for those related to the Redemption Value.

7.5. For purposes of the Transaction, TOTVS shall fulfill its registration with the SEC and the Companies shall cooperate between each other in the preparation and filing of the required documents for TOTVS registration and related to the Transaction, including, for purposes of clarification, (i) the preparation and filing of TOTVS registration statement on form F-4 with the SEC, under the terms of the U.S. Securities Act of 1933 and U.S. Securities Exchange Act of 1934; and (ii) the obtaining of the consent of auditors and any other third parties for the preparation and filing of the documents required for the registration of TOTVS and the Transaction with the SEC, including (a) the consent of EY as Linx's independent auditors for purposes of inclusion of their audit reports to

Linx's financial statements in the TOTVS Form F-4; and (b) the issuance of the representation letter by Linx's management to EY, as TOTVS's independent auditors, with respect to the *pro forma* financial information to be included in the form F-4 to be filed by TOTVS with the SEC.

7.6. TOTVS, regarding itself and Holding, and Linx, regarding itself, represent and warrant to each other the following:

(a) Linx and TOTVS are publicly-held corporations, duly organized and validly existing under the Laws of Brazil. Holding is a corporation, duly organized and existing under the Laws of Brazil, without any activity or liability whatsoever.

(b) Except for the completion of the transaction under the Association Agreement and Other Covenants entered into, on August 11, 2020, between Linx, STNE Participações S.A. and others, as approved by Linx's shareholders, to their best knowledge, there is not, as of this date, any impediment for the completion of the Transaction and fulfillment of the obligations provided for in this Protocol and Justification, except as otherwise already provided in this Protocol and Justification.

(c) As of the date hereof:

(i) The TOTVS capital stock is exclusively represented by 577,913,181 common shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising from the share-based incentive plans, as disclosed in the TOTVS Reference Form.

(ii) The Linx capital stock is exclusively represented by 189,408,960 common shares, all of them paid-up, and there is no outstanding contract or security issued by Linx granting subscription rights, except for the obligations arising from the stock option plans and deferred share plans, as disclosed in the Linx Reference Form.

(iii) Holding capital stock is exclusively represented by 100 common shares, all of them paid-up, and there is no outstanding contract or security issued by Holding granting subscription rights to any person other than TOTVS.

(d) The respective audited financial statements for the year ended December 31, 2020 and, in relation to TOTVS and Linx, the most recent Reference Form, as filed and made available from the website of the CVM (*Comissão de Valores Mobiliários*), properly reflect, as of the date hereof, in all material aspects, the best understanding of the Company's management with respect to the Company's businesses, as required by applicable legislation. Linx's most recent annual report, prepared on Form 20-F and filed with the SEC, as well as the information provided to the SEC on Form 6-K, reflect, as of their filing dates, in all material aspects, the best understanding of Linx's management about its businesses, operations and contingencies at their respective disclosure dates.

(e) TOTVS has the necessary resources to complete the Transaction.

7.7. The Companies and their respective managements agree to comply with all the terms provided for in this Protocol and Justification, their respective boards of directors being authorized to take any and all actions as may be necessary for implementing the Transaction.

8. Miscellaneous

8.1. Except for the provisions set forth in Section 6.7.1, this instrument shall be deemed null and void, not subject to any indemnity or payment from one Party to the other, in the event the Transaction has not been implemented within 18 months as from the date hereof, except if, once the Transaction has been approved by the TOTVS and Linx shareholders, such delay is caused by TOTVS or Katrina, on one side, or Linx, on the other side, or, in addition, their respective managements, in which case the non-defaulting party may, at its sole discretion, (i) postpone the term of 18 months in order to implement the Transaction; or (ii) terminate the Transaction and receive, for losses and damages, the amount of R$150,000,000.00, payable in Brazilian *reais*, in a single cash installment, within 30 days from the notice in this regard; the non-defaulting Party shall not claim any additional amount by virtue of the non-implementation of the Transaction, as set forth in article 416 of the Civil Code.

8.2. Any of the Parties shall cure or ensure the cure of a violation of any obligations under this Protocol and Justification within 30 days from the date of the notice submitted by the non-defaulting Party in this regard.

8.3. Once the Transaction is approved, TOTVS's management shall perform all the acts required for the implementation of the Merger of Holding, including the cancellation of the registration of Holding with the applicable federal, state and municipal government entities, as well as keeping Holding's accounting records for the term provided for in the law.

8.4. The applicable documentation will be available to the Companies' shareholders at the respective head offices from the date of the call notice to the extraordinary shareholders' meetings of the Companies for resolution on the Transaction, and/or, as the case may be, at the Investor Relations' websites of Linx (www.ri.linx.com.br) and of TOTVS (www.ri.totvs.com) and on the websites of the Brazilian Securities and Exchange Commission and B3.

8.5. Except as otherwise provided for in this Protocol and Justification, the costs and expenses incurred in the Transaction shall be borne by the Party which incurred in such expense (provided that TOTVS shall bear the costs and expenses incurred by Holding), including expenses for their respective counsel's, auditors', appraisers' and attorneys' fees. The income tax levied on the Transaction shall be paid by the respective taxpayers, that is, those that have eventually accrued capital gains by virtue of the Transaction.

8.6. This Protocol and Justification shall not be amended except by a written instrument signed by the Parties.

8.7. A possible determination by any court regarding a nullity or uneforceability of any of the provisions set forth in this Protocol and Justification shall not impair the validity or enforceability of the other provisions, which shall be fully complied with, and the Companies agree to make their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become non-enforceable.

8.8. The failure or delay by any of the Companies in exercising any of its rights under this Protocol and Justification shall not be deemed a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

8.9. The assignment of any of the rights and obligations agreed to in this Protocol and Justification without the prior and express consent, in writing, by the signatories is prohibited.

8.10. This Protocol and Justification, signed together with two witnesses, is an extrajudicial executive title in accordance with the laws of Brazil, for all legal effects.

9. Applicable Law and Settlement of Disputes.

9.1. This Protocol and Justification shall be construed and governed by the laws of Brazil.

9.2. Settlement of Disputes. Any and all conflicts or disputes arising from this Protocol and Justification, including any matter relating to the existence, violation, validity, interpretation, compliance, non-performance, termination and dispute (**"Dispute"**), shall ultimately be settled by means of arbitration to be administered by the Market Arbitration Chamber – *Câmara de Arbitragem do Mercado* (**"CAM"**) in conformity with the CAM's Arbitration Rules in effect on the arbitration request date (**"Regulation"**), except for the changes set forth herein.

(a) The arbitration shall be conducted by three arbitrators (**"Arbitration Tribunal"**), one of them being appointed by the claimant and/or the other by the defendant, in accordance with the Regulation. If there is more than one claimant and/or more than one defendant, the claimants and/or defendants must indicate together their respective arbitrator. The third arbitrator will be then mutually appointed by the two arbitrators, who will serve as the president of the Arbitration Tribunal. In case any of the three arbitrators is not appointed within the period provided for in the Regulation, it shall be for the CAM to appoint them according to the Regulation. Any and all disputes with respect to the indication of arbitrators by the parties, as well as the choice of the third arbitrator, shall be settled or resolved by the CAM. The Parties waive the application of any provision of the Regulation limiting the appointment of the single arbitrator, co-arbitrator or president of the Arbitration Tribunal to the list of arbitrators of CAM.

(b) The arbitration will be conducted in the city of São Paulo, state of São Paulo, Brazil, the place in which the arbitration award will be rendered. The language of the arbitration shall be Portuguese.

(c) Brazilian law shall be applicable to the clause of this arbitration. The Arbitration Tribunal shall judge the merits of the Dispute in accordance with the applicable Brazilian law and shall not judge by equity.

(d) The Arbitration Tribunal shall have authority to grant urgent, temporary and final reliefs deemed appropriate to protect the parties' rights, including those directed to the specific performance of the obligations set forth in this Protocol and Justification. Any order, decision, determination or judgment entered by the Arbitration Tribunal shall be deemed as final and binding upon the parties and their successors, who expressly waive any appeal thereon. The arbitration award may be enforced by any court authority with jurisdiction over the over the parties and/or their assets.

(e) Each party shall assume the respective costs and expenses incurred with the arbitration, including attorneys' fees and technical experts' fees. During the arbitration, the parties shall equally apportion the costs and expenses, which cannot be specifically attributed to one of the parties, such as the arbitrator's fees, CAM's administrative fees and hearing costs. The arbitration award shall attribute to the defeated party or to both parties, in the proportion in which their intentions are not accepted, the final responsibility for the costs of the proceeding, including loss of suit expenses.

(f) Exclusively for purposes of obtaining urgent reliefs for protection and safeguard of the rights arising from the implementation of the Arbitration Tribunal, provided that such act is not deemed a waiver to the arbitration, as well as with respect to any legal measures authorized by Law 9307/96, the Parties elect the City of São Paulo, State of São Paulo, to the exclusion of any other, however privileged it may be. Any relief granted by the Judiciary Branch must be promptly informed to the arbitration institution by the party requesting such relief. The Arbitration Tribunal, once established, may review, maintain or revoke the reliefs granted by the Judiciary.

(g) The arbitration shall be conducted on a confidential basis and any arbitration element (including, but not limited to, any claims, declarations, verbal representations and decisions) shall not be disclosed to persons other than the Arbitration Tribunal, CAM, the parties, respective lawyers, legal, regulatory, financial, accounting advisors or similar advisors, and/or any person deemed necessary to the conduction of the arbitration, except for and to the extent that (i) the obligation to disclose this information is determined by applicable law; (ii) the disclosure is deemed necessary so one of the Parties is able to seek any right; or (iii) the disclosure is deemed necessary so that one of the Parties is able to seek performance or suspension of the arbitration award before the Judiciary Branch. Any and all disputes arising from the obligation of confidentiality set forth herein shall be finally settled by the Arbitration Tribunal pursuant to this clause.

(h) If two or more disputes arise out of this Protocol and Justification and/or any other Transaction Document, settlement of such disputes may occur through a

single arbitration proceeding. Before the institution of the Arbitration Tribunal, CAM will consolidate such disputes in a single arbitration proceeding, pursuant to the Regulation. After the institution of the Arbitration Tribunal, in order to more easily resolve related disputes, the Arbitration Tribunal may, at the request of one of the parties, consolidate the arbitration proceeding with any other pending arbitration proceeding involving the resolution of disputes arising out of this Protocol and Justification and/or any other document related to the Transaction. The Arbitration Tribunal will only consolidate the proceedings if (i) they involve the same parties; (ii) there are actual and/or legal matters in common between them; and (iii) consolidation, under these circumstances, will not result in losses resulting from unreasonable delays to settle the disputes. The authority to determine the consolidation of proceedings and conduct such consolidated proceeding will be attributed to the Arbitration Tribunal instituted first. The decision of consolidation shall be final and binding upon all the parties involved in the disputes and arbitration procedures subject matter of the consolidation order.

In witness whereof, the directors of the Companies execute this Protocol and Justification in 4 counterparts of the same content and form and for one sole effect, together with two witnesses below.

São Paulo, [=] [=], 2020.

(remainder of this page intentionally left blank)

Directors of TOTVS S.A.

______________________________	______________________________
Laércio José de Lucena Cosentino	Eduardo Mazzilli de Vassimon
______________________________	______________________________
Gilberto Mifano	Guilherme Stocco Filho
______________________________	______________________________
Mauro Rodrigues da Cunha	Maria Letícia de Freitas Costa

____

Sylvia de Souza Leão Wanderley

Management of LINX S.A.

INDEPENDENT DIRECTORS

________________________________	________________________________
João Cox	Roger de Barbosa Ingold

Management of KATRINA PARTICIPAÇÕES S.A.

EXECUTIVE OFFICERS

______________________________	______________________________
Dennis Herszkowicz	Gilsomar Maia Sebastião

Annex 4.4

Appraisal Report of Linx's Shares

Deloitte.

Free Translation – For readers' convenience only. Please refer to Portuguese version.

TOTVS S.A.

Business Valuation Report

Base date: June 30, 2020

Deloitte Touche Tohmatsu Consultores Ltda.

Deloitte.

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

Deloitte Touche Tohmatsu
Consultores Ltda.
Av. Dr. Chucri Zaidan 1.240
São Paulo – SP - 04711-130
Brasil
Tel: + 55 (11) 5186-1000
Fax: + 55 (11) 5181-1643
www.deloitte.com.br

September 29th, 2020

To
TOTVS S.A.

Att: Gilsomar Maia Sebastião

Ref.: Business Valuation Report of Linx S.A.

Dear Sirs,

As requested, we have performed the services related to the Business Valuation of the consolidated operations of Linx S.A. ("**Linx**" or "**Company**"), as of June 30th, 2020. We understand that the purpose of this study is to support the Management of TOTVS S.A. ("**TOTVS** " or "**Client**") in the capital increase process ("Capital Increase") resulting from **Linx**'s upstream merge into its wholly owned subsidiary Katrina Participações S.A. ("Katrina"), in compliance with Article 8 of the Law nº 6,404/76.

No other purpose can be implied or inferred, being this document intended for the your restricted use exclusively for the purpose described above.

METHODOLOGY

The Income Approach was adopted in **Linx**'s valuation, based on the future cash flow discounted to present value methodology. This method is based on the concept that the economic value of a business is directly related to the present value of the net cash flows generated by its operations in the future.

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

VALUATION RESULT

Based on the scope of our analysis, adopted methodology, assumptions, considerations and information obtained during the execution of the work, as detailed in this Report, **Linx**'s economic value as of June 30th, 2020, is within the range presented as follows:

(R$ million)

Valuation Results			
Discount Rate	11.3%	11.1%	11.0%
Cash Flow at Present Value	**1,429**	**1,438**	**1,448**
(+) Perpetuity	3,544	3,703	3,874
Enterprise Value	**4,972**	**5,141**	**5,322**
(+/-) Economic Value Adjustments	301	301	301
(+) Goodwill and Intangibles Assets Tax Bene	666	710	757
Economic Value	**5,939**	**6,152**	**6,380**

We remain at your service for any further clarification that you may require.

Sincerely,

DELOITTE TOUCHE TOHMATSU
Consultores Ltda.

Please refer to Portuguese version signed by:

Marcela Yamamoto
Partner

Index

Important Notes



Important Notes

Free Translation – For readers' convenience only. Please refer to Portuguese version.

1. Deloitte Touche Tohmatsu Consultores Ltda. ("Deloitte Consultores") has been engaged by TOTVS S.A. ("**TOTVS**" or "**Client**") to prepare this business valuation report of the consolidated operations of Linx S.A. ("**Linx**" or "**Company**"), as of June 30, 2020. The purpose of the report is to support **TOTVS**' Management in the capital increase process ("Capital Increase"), resulting from **Linx**'s upstream merge into its wholly owned subsidiary Katrina Participações S.A. ("**Katrina**"), in compliance with Article 8th of the Law nº 6.404/76.

2. During the course of our work and considering the limitations of access to information and to **Linx**'s Management, our work was based, among others, on **Company**'s public data, market information and information provided by **TOTVS**' Management, as follows: (i) **Linx**'s audited financial statements as of December 31, 2018 and 2019's and June 30, 2020; (ii) Financial Model including **Company** Business Plan and economic value calculation (Valuation) on a consolidated basis, jointly prepared by Itaú BBA and **TOTVS**' Management; (iii) **Linx** research reports prepared and covered by equity research analysts; (iv) discussions with **TOTVS**' Management related to **Linx**'s business historical performance and future expectations; and (v) Deloitte Consultores database and other public information. Details of documents analyzed and used in our work are described in the chapter "Documents Received".

3. Our engagement did not include any independent verification of the data and information provided by the **TOTVS**' Management or public information about the **Company**, nor did it constitute an audit as per generally accepted auditing standards. Accordingly, we are not rendering any opinion on the financial statements of **Linx** or on the information provided and/or made available.

4. The estimates and projections discussed with **TOTVS**' Management, particularly those which occurrence depends on future uncertain events, reflect the best assessment of its Management regarding the performance of **Linx**'s business operations and its market in the future.

5. It is important to emphasize that Deloitte Consultores is not responsible for, nor does it provide any guarantees with respect to attainment of, the projections contained in this Report, as those are based on strategic plans and expectations of **TOTVS**' Management and the Market regarding **Linx**'s business future performance.

6. This Report does not represent any proposal, request, advice or recommendation of investment, acquisition or sale of the **Linx**'s shares. Such decision is the sole and exclusive responsibility of **TOTVS**' Management, its shareholders and **Linx** shareholders.

Important Notes

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

7. **TOTVS**' and **Katrina**'s Managements and Shareholders must carry out their own analyzes in order to establish their opinions on the potential Transaction's risks and benefits, including analysis on the possible stock exchange transaction and on **Linx**'s market value. Therefore, Deloitte Consultores, its partners and employees are not responsible for direct or indirect losses, or damages for loss of profits that may result from the use of this Report.

8. This Report was prepared to support **TOTVS**' Management in the Capital Increase process resulting from the upstream merge of **Linx** into **Katrina**, in compliance with Article 8th of the Law nº 6.404/76. Except for the above-mentioned purposed, this Report is not intended for general circulation, nor can it be reproduced or used with any purpose than that other aforementioned without our previous written authorization. We assume no responsibilities or contingencies for damages caused or fortuitous loss incurred by any of the parties involved as a result of the circulation, publication, reproduction or use of this document with a purpose different from defined in this Report and in our technical and commercial Proposal.

9. All parties that will have access to this Report within the scope of the Capital Increase process, other than our Client, are referred as "Users" and they cannot use the result of our work (Report) for their own benefit, decision making or any other purpose. Our Client is responsible to inform all restrictions on the use of this Report and conditions of confidentiality determined in our Proposal to Users.

10. We reserve the right, but do not bind ourselves, to revise all the calculations included or referred to in this Report if we so judge it necessary, and to reconsider our estimate of **Linx**'s economic value, in light of any information that comes to our knowledge after the issue of this Report.

11. Our valuation is based on the prevailing economic, market and other conditions as at the base-date. Such conditions can change significantly over relatively short periods of time. The situation is continuing to evolve, and many uncertainties remain as to the effect the COVID-19 crisis will have on **Company** and broader domestic and global economies, which is a constantly evolving situation. Our valuation work relies, in part, on publicly available information, **TOTVS**' Management forecasts and other information provided by management in relation to the effect COVID-19 will have on **Linx**. Accordingly, it is not possible for our valuation to fully identify and quantify the impact of all COVID-19 related uncertainties and implications. Changes to market conditions could substantively affect **Linx**'s operations and our economic value estimate. Unless requested, we will not update our valuation for any subsequent information or events.

Market Context



Market Context

Brazilian Software and IT market

According to Brazilian Association of Software Companies (ABES), Brazilian Information Technology (IT) ranked as the ninth-largest Market in the world and, first-largest market in Latin America.

Brazilian IT Market is very segmented in which IT services and software sector plays a relevant role. According to ABES, in 2017 the Brazilian market was responsible for 1.6% of IT services and software sector global sales. In 2018, Brazilian market volume grew approximately 6.8%, according to IBGE publication.

Brazilian Market expects IT and software services segment will continue to expand for the upcoming years, leveraged mainly by technology substitutions and digitalization, which will consequently boost demand as companies will require technology and software development and implementation support. A survey by Logicalis in late 2018, revealed that 81% of CEOs consider IT services and software relevant to their business in the next three to five years.

This trend has been confirmed as Brazilian companies are investing in more operationally flexible technologies, hence, more efficient costs. Consequently, investments in cloud, services, Software-as-a-Service (SaaS), Hardware-as-a-Service (HWaaS), are among other tools are expected.

IT sector vs Brazilian GDP Historical Growth

Based on IBGE research, IT sector has consistently presented a growth higher than Brazilian economy over the last ten years.

IT sector and Brazilian economy historical growth are shown in the chart below, based on comparison between IT companies net operating revenue (data from Annual Service Survey prepared by IBGE) and Brazilian GDP (also disclosed by IBGE) from 2008 to 2018.

Brazilian GDP had an average annual growth rate of 1.1% p.a., in real terms, while the IT sector grew by 6.6% p.a., in real terms, an average growth rate of approximately 5.5% p.a. above Brazilian economy.

IT Enterprises Net Revenue Growth vs Brazilian GDP


CAGR: 6.6%
CAGR: 1.1%
9.4%
9.7%
8.9%
7.8%
9.4%
3.1%
0.1%
-0.5%
8.4%
13.6%
5.1%
-0.3%
7.5%
2.7%
0.9%
3.0%
0.5%
-3.5%
-3.3%
1.0%
1.1%
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
Brazilian GDP variation - In real terms
IT Net Revenue variation - In real terms

Source: IBGE and Deloitte Analysis.

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Market Context

Brazilian IT Sector Perspectives

Projections for the brazilian IT sector

Overall, COVID-19 pandemic had a negative impact on the IT market in early 2020, as many companies postponed or suspended their IT investments. However, some segments have benefited from COVID-19 pandemic, as a result of some economy sectors digitalization process.

Despite current pandemic crisis, expectation for Enterprise Resource Management (ERM), Services Applications and Digital Commerce, software markets remain positive in accordance with data projected by International Data Corporation (IDC), sectors that are addressable by **Linx**.

Therefore, he domestic IT industry is expected to continue to grow at a faster pace than Brazilian economy in the long run, since technology tends to drive economic growth and boost traditional industry and commerce.

IT Market Projected Growth

ERM, Service Applications and Digital Commerce



1.7%
7.8%
8.8%
9.5%
2021
2022
2023
2024

Source: **TOTVS**' Management and International Data Corporaton (IDC).

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Please refer to Portuguese version.

Brief Company and Transaction Description



Brief Company and Transaction Description

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TOTVS S.A.

Founded in 1983, **TOTVS** is a publicly-held Brazilian technology corporation, focused on the development and commercialization of management software and productivity and collaboration platforms.

Additionally, **TOTVS** serves companies of all sizes by providing business solutions of implementation, consulting, advisory and maintenance, e-commerce and mobility services for many sectors such as service providers, distribution, hospitality, manufacturing, agribusiness, health, educational, logistics, construction, financial services, retail and legal. **TOTVS** has physical and digital presence, based on broad reach distribution model.

With a global footprint, **TOTVS** is present in more than 40 countries through branches and development centers, servicing companies from different business segments.

TOTVS has an ecosystem portfolio based on three dimensions:

- Management: ERP and key processes automation and all business areas integration technologies.
- Techfin: Credit and payment solutions to streamline customers' access to financial services through technologies and data.
- Business Performance: E-commerce, OMS, and CRM solutions, among others.

Linx S.A.

Founded in 1985, **Linx**, a publicly-held corporation who provides ERP (Enterprise Resource Planning) and POS (Point of Sale or Point of Service) management software solutions, TEF (Electronic Funds Transfer) connectivity solutions, e-commerce, CRM (Customer Relationship Management), OMS (Order Management System) and payment methods services, mainly focused on the retail segment.

In 2013, **Linx** went public on São Paulo Stock Exchange ("B3"), listed in the "Novo Mercado" segment and, in 2019, **Linx**'s shares were listed on New York Stock Exchange ("NYSE"), trough American Depositary Shares ("ADS").

Linx has three main revenue lines, namely: (i) subscription revenues (recurring); (ii) service revenues (non-recurring); and (iii) sub-acquirer revenues (Linx Pay). Revenue lines description are detailed as follows:

- Subscription revenue: recurring revenue from software usage rights to customers (in the **Linx** cloud infrastructure), technology support services, helpdesk, equipment rental, software hosting, use of **Linx** tools and customer support teams and connectivity services.
- Service revenue: revenue considered as non-recurring, including implementation services including customization, training, among others.
- Sub-acquirer revenue: revenue from processing credit and debit card transactions being recognized as Linx Pay.

Brief Company and Transaction Description

Linx S.A. (cont.)

Linx holds direct investments in two the companies, as follows:


Linx S.A.
99.9%
99.9%
Linx Sistemas e Consultoria Ltda.
Linx Telecomunicações Ltda.

Source: **Linx** Financial Statements.

Brief Transaction Description

On August 14th, 2020, **TOTVS** announced to its shareholders and to the market that they have presented proposal to acquire **Linx**, comprising of shares exchange and cash payment, through the upstream merge of **Linx** in a structure where **TOTVS** would become the parent company of **Linx**.

If approved by **Linx** and **TOTVS** shareholders and by the Administrative Council for Economic Defense (CADE), the Transaction will result in exchange of 1 share of Linx per 1 share of **TOTVS**, plus the payment of R$ 6.20 for each **Linx** share. Trough this operation, **Linx** shareholders would hold approximately 24% of the total and voting capital of **TOTVS**.

Considering **TOTVS** share price on the announcement date, **TOTVS** proposal represents a price for each **Linx** share of R$ 34.09, equivalent to approximately R$ 6.1 billion.

The Transaction is seen by **TOTVS** as a way to expand its business, as they consider **Linx** businesses highly complementary to its portfolio.

The Transaction would be structured via a Capital Increase by **TOTVS** into its wholly-owned subsidiary **Katrina**, resulting from the upstream merge of **Linx**.

Brief Company and Transaction Description

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Company's Income Statement. (Audited)

(R$ million)

Income Statement	2018	2019	jan-jun 20
Gross Revenue	**784**	**905**	**484**
% Growth	n.a.	15.4%	7.0%
Deductons	(99)	(117)	(62)
% Net Revenue	-12.6%	-12.9%	-12.8%
Net Revenue	**686**	**788**	**422**
% Growth	n.a.	15.0%	7.1%
Operating Costs and Expenses	**(518)**	**(594)**	**(320)**
% Net Revenue	-75.6%	-75.3%	-75.8%
EBITDA[1]	**168**	**194**	**102**
% Net Revenue	24.4%	24.7%	24.2%
. Depreciation and Amortization	(79)	(120)	(75)
. Financial Income/(Expenses)	(3)	(14)	(13)
. Other Income/(Expenses)	7	3	(15)
Profit / (Loss) Before Tax	**92**	**64**	**(2)**
% Net Revenue	13.4%	8.1%	-0.4%
. Income Tax/Social Contribution	(21)	(25)	(5)
% IT and SC	22.9%	39.2%	-281.3%
Net Profit/(Loss)	**71**	**39**	**(6)**
% Net Revenue	10.4%	4.9%	-1.5%

Source: Audited Financial Statement of **Linx**, as of december 2018 and 2019 and June 30, 2020.

Summary of financial historical information

Linx's operating revenue refers manly to Software as a Service (SaaS) solutions on an end-to-end platform and deployment and digital project solutions (OMS and e-commerce platform). From 2018 to June 2020, recurring SaaS revenue represented on average 80.5% of total gross revenue.

In the second quarter of 2020, recurring revenue stood out by contributing to maintain total operating revenue level during pandemic crises, as a result of retailers digital transformation process acceleration. Furthermore, **Linx** inorganic growth through acquisitions also contributed to preserve recurring revenue growth in the first two quarters of 2020 .

COGS increased in 2019 mainly due to the consolidation of the costs from acquired companies in 2019.

SG&A expenses increased in 2019 as result of the consolidation of the costs from acquired companies, accounting reclassifications between "general and administrative expenses" and "sales and marketing expenses" resulting from expenses nature reassessment, provisions for management bonuses and expenses related to SOX requirements compliance.

Brief Company and Transaction Description

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Company's Income Statement. (Audited)

(R$ million)

Income Statement	2018	2019	jan-jun 20
Gross Revenue	**784**	**905**	**484**
% Growth	n.a.	15.4%	7.0%
Deductons	(99)	(117)	(62)
% Net Revenue	-12.6%	-12.9%	-12.8%
Net Revenue	**686**	**788**	**422**
% Growth	n.a.	15.0%	7.1%
Operating Costs and Expenses	**(518)**	**(594)**	**(320)**
% Net Revenue	-75.6%	-75.3%	-75.8%
EBITDA[1]	**168**	**194**	**102**
% Net Revenue	24.4%	24.7%	24.2%
. Depreciation and Amortization	(79)	(120)	(75)
. Financial Income/(Expenses)	(3)	(14)	(13)
. Other Income/(Expenses)	7	3	(15)
Profit / (Loss) Before Tax	**92**	**64**	**(2)**
% Net Revenue	13.4%	8.1%	-0.4%
. Income Tax/Social Contribution	(21)	(25)	(5)
% IT and SC	22.9%	39.2%	-281.3%
Net Profit/(Loss)	**71**	**39**	**(6)**
% Net Revenue	10.4%	4.9%	-1.5%

Source: Audited Financial Statement of **Linx**, as of december 2018 and 2019 and June 30, 2020.

Summary of financial historical information (cont.)

Depreciation and amortization expenses increased due to IFRS 16 adoption and past acquisitions intangible assets amortization.

Research and development (R&D) expenses increased in 2019 mainly due to companies acquisitions consolidation and investments in R&D team to strengthen **Linx** portfolio with new offers connected to Linx Digital and Linx Pay Hub, maintaining same strategy for the first two quarters of 2020.

Brief Company and Transaction Description

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Company's Balance Sheet. (Audited)

(R$ million)

Assets	12/31/2018	12/31/2019	Base date 06/30/2020
Cash and cash equivalents	50	76	43
Financial assets	413	902	572
Trade accounts receivable	167	277	322
Recoverable taxes	35	23	32
Other assets	43	23	42
Total current assets	**709**	**1,300**	**1,011**
Financial assets	-	2	15
Trade accounts receivable	3	11	15
Deferred taxes	4	3	3
Recoverable taxes	-	5	6
Other assets	7	26	23
Total long-term assets	**15**	**48**	**62**
Net fixed assets	74	82	105
Net intangibles	850	1,009	1,197
Right-of-use	-	124	110
Total fixes assets	**924**	**1,216**	**1,412**
Total assets	**1,648**	**2,564**	**2,484**

Source: Audited Financial Statement of **Linx**, as of december 2018 and 2019 and June 30, 2020.

Summary of financial historical information (cont.)

Company's cash and cash equivalents increased in 2019 due to funds inflow, raised through public offering on NYSE carried out in June 2019 and partially offset by the acquisitions made.

In 2020, cash levels reduced due to payment of acquisitions and share repurchase program. The average return on cash as of base date was 89.2% of CDI (Interbank Certificate of Deposit Rate).

In 2019, accounts receivable amount was affected by Linx Pay operations in proportions similar to the liability related to Linx Pay activities.

Intangible assets increased in 2019 and 2020 due to higher spending on capitalized research and development (R&D) to strengthen **Linx** portfolio with new offers connected mainly to Linx Digital and Linx Pay Hub and acquisitions such as Hiper, Millennium, SetaDigital, PingPag, and Neemo.

Additionally, IFRS 16 implementation in 2019 explains right-of-use asset account.

Brief Company and Transaction Description

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Company's Balance Sheet. (Audited)

(R$ million)

Liabilities	12/31/2018	12/31/2019	Base date 06/30/2020
Loans and financing	41	41	55
Lease payable	-	47	41
Suppliers	14	24	30
Labor liabilities	44	51	79
Taxes and contribution payable	13	23	20
Income tax and social contribution	1	4	5
Accounts payable for acquisitions of subsidiaries	57	43	69
Deferred revenue	40	36	29
Dividends payable	3	10	0
Other liabilities	8	10	23
Accounts payable for comercial organizations	-	80	90
Total current liabilities	**221**	**370**	**440**
Loans and financing long-term	209	169	147
Lease payable	-	79	68
Labor liabilities	-	2	2
Accounts payable for acquisitions of subsidiaries	55	40	37
Deferred taxes	73	84	83
Advance for future capital increase	-	-	0
Deferred revenue	19	6	4
Provision for contingencies	11	20	20
Other liabilities	2	5	2
Total long-term liabilities	**370**	**404**	**364**
Capital	488	645	645
Capital reserves	370	1,166	1,151
Treasury shares	179	(226)	(312)
Period profit	-	-	(6)
Additional dividends proposed	22	10	-
Other comprehensive income (loss)	(3)	(6)	0
Profit reserves	-	201	202
Shareholders' Equity	**1,057**	**1,790**	**1,680**
Total liabilities and shareholders' equity	**1,648**	**2,564**	**2,484**

Source: Audited Financial Statement of **Linx**, as of december 2018 and 2019 and June 30, 2020.

Summary of financial historical information (cont.)

Linx's debt comprises BNDES loans, accounts payable from past acquisitions of assets and companies and leasing. The average cost of debt as of base date was 117.5% of CDI (Interbank Certificate of Deposit Rate).

Accounts payable for acquisitions of subsidiaries refer to amounts due to the former owners of acquired companies.

Accounts payable to commercial organizations refer to the sub-acquirer operation of Linx Pay segment and its subsidiaries.

The main components of deferred tax balance refers to temporary and permanent differences generated by goodwill and intangible assets tax amortization, in addition to tax loss carry forward.

With IFRS 16 adoption, right-of-use assets were recognized and presented separately in the balance sheet, with its counterpart booked on lease payable account.

Brief Company and Transaction Description

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Linx's share price traded on the capital market

In addition to **TOTVS** offer, **Linx** shareholders received on August 11, 2020, an offer from Stone Co. ("Stone"), where 90% would be paid in cash to **Company**'s shareholders and remaining amounts in Stone shares traded on NASDAQ - Nasdaq Stock Market. The offer value is equivalent to R$ 33.76 per share, considering Stone's share price on August 7th, 2020.

On September 1st, 2020, Stone announced to market that they have signed proposal amendment, increasing offered value to R$ 31.56 plus 0.0126774 in Stone Class A common shares for each **Linx** share, increasing total offering value to R$ 35.10, based on the closing price of Stone's shares on August 31st, 2020.

The chart below presents the evolution of **Linx** share price in the last 12 months, highlighting shares value after receiving acquisition offers from **TOTVS** and Stone:

Linx share price (R$)



45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
09/23/19
10/07/19
10/21/19
11/04/19
11/18/19
12/02/19
12/16/19
12/30/19
01/13/20
01/27/20
02/10/20
02/24/20
03/09/20
03/23/20
04/06/20
04/20/20
05/04/20
05/18/20
06/01/20
06/15/20
06/29/20
07/13/20
07/27/20
08/10/20
08/24/20
09/07/20
09/21/20
Average price from August 11, 2020 R$ 35.48
Linx S.A. (BOVESPA:LINX3)

Source: Capital IQ.

Valuation Methodologies



Valuation Methodologies

Free Translation – For readers' convenience only. Please refer to Portuguese version.

	Income Approach	Asset Approach	Market Approach
Application	• Used to appraise going concerns, with a focus on their potential capacity to generate future profits.	• Used to appraise holding companies or businesses no longer capable of generating an adequate return on investment, in which case they should be liquidated.	• Used to appraise going concerns, with a focus on their potential capacity to generate future profits.
Methods	• Discounted cash flow: Company's future operating cash flows discounted to present value. • Capitalization of profits: normalized historical profits are capitalized by index (capitalization rate).	• Appraisal of assets and liabilities at liquidation or market value, and adjustment of the **Company**'s equity accordingly.	• Guidelines Public Companies: application of market multiples obtained from the capital market (e.g. share price/earnings). • Guidelines Transaction Multiples: refers to past transactions involving comparable companies to obtain the price paid/sales, EBITDA, etc.
Main Advantages	• Considers the most relevant and intrinsic aspects of the business. • Accepted worldwide as the most complete and suitable method.	• Easy to apply.	• Reference to market parameters. • Provides best value estimate in the case of acquisition of shareholding control.
Main Disadvantages	• Assumptions and projections may involve a high degree of subjectivity. • Appropriate discount rate calculation. • Relevant residual value (perpetuity).	• Does not reflect the **Company**'s potential value. • Not suitable for appraising intangible assets.	• Data not always available to the public. • Difficulty in determining the comparability of guideline data. • Difficulty in defining a sample of guideline companies.

Valuation Methodologies
Discounted Cash Flow

Considering the objective of the study, the expectations of profit and cash generation in the future and even though the **Company**'s shareholders do not intend to close their operating activities, the Income Approach was adopted in **Linx**'s valuation, based on the future cash flow methodology discounted to present value, as shown below:

This method considers that the economic value of a business is directly related to the present value of the net cash flows generated by the profitability of its operations in the future.


Deloitte
Experience
Expertise
Historical analysis
Search
Knowledge
Client
BUSINESS PLAN
Strategy
Operations
Market
Investments
Projections Year ...
Projections Year 2
Projections Year 1
Net Operating Revenue
(-) Operating Costs and Expenses
(+) Depreciation and Amortization
(=) EBITDA
(-) Financial Outcome
(-) Income Tax
(-) Capex
(-) Working Capital
Free Cash Flow to Equity
Residual Value
Based on the balance of net PP&E subject to compensation.
Discount Rate
Enterprise Value
Net Debt
Equity Value

Received Documents



Received Documents

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Considering the access limitations to **Linx**'s Management and information, during our work, estimates, assumptions and considerations were based on public data and information provided by **TOTVS**' Management.

Consulted public data and documents include, among others, the following:

- **Linx**'s audited financial statements as of December 31st, 2018, and 2019 and June 30th 2020.
- Earnings releases and quarterly results presentations released by **Linx**'s Management from Q1 2018 to Q2 2020.
- **Linx** interactive spreadsheets, including Balance Sheet, Income Statement, Cash Flow Statement, and operating data from December 31st, 2018 to June 30th, 2020.
- 20-F Report submitted to the United States Securities and Exchange Commission (SEC) in May and June 2020 for year ended on December 31st, 2019.
- **TOTVS** market announcements and Material Facts related to proposed acquisition of **Linx**.
- Public data of **Linx**'s share price and share volume.
- Central Bank of Brazil (BACEN) macroeconomic indicators projections.
- Deloitte Consultores database and other public information.

The information and documents provided by **TOTVS**' Management include, among others, the following:

- Financial Model including **Company** Business Plan and economic value calculation (Valuation), on a consolidated basis, jointly prepared by Itaú BBA and **TOTVS**' Management.
- **Linx** research reports prepared and covered by equity research analysts, such as: Credit Suisse, Goldman Sachs, Itaú BBA, J.P. Morgan, Morgan Stanley, Bradesco BBI, BTG Pactual, and Santander.
- PDF File with inputs used by Itaú BBA to calculate discount rate applied in **Linx** consolidated operations valuation.
- Calculation worksheet including Research and Development expense reconciliation made in **Linx** Business Plan.
- Calculation worksheets with inputs used by **TOTVS** to calculate discount rate applied in its investment analysis and impairment test, as of December 31st, 2019, March 31st, 2020, and June 30th, 2020.
- ERM, Services Applications, and Digital Commerce segment information and projections prepared by International Data Corporation (IDC).
- Information of cost and expenses synergies applicable to market participants considered in **Linx** valuation.
- Tax amortization benefit feasibility information as a result of eventual assets and liabilities step up and goodwill amortization, that would be be generated in the proposed Transaction, considering proposed corporate structure.

Received Documents

Received Documents (cont.)

- Purchase price allocations benchmark information from past acquisitions performed by **TOTVS**, as follows: (i) royalty rates applied to evaluate Brands and Software; (ii) intangible assets useful life identified and valued in previous acquisitions; (iii) customer portfolio retention rate (churn-rate) analysis; (iv) training time and recruitment costs data to calculate workforce value; (v) workforce percent of net revenue; (vi) **Linx** software useful life estimate.

In addition to the use of the information and documents previously mentioned, we held meetings with **TOTVS** Management, aiming to gather information which could improve our understanding of operational process and acquired intangible assets, as well as to discuss main assumptions and considerations adopted in **Linx** economic value analysis and estimate.

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

Discount Rate



Discount Rate

Discount Rate

WACC* = Ke(E/(E+D)) + Kd(1-tax)(D/(D+E))
CAPM = Rf + β(ERP) + CRP + SP + CSRP**

Risk Free Rate (Rf)	1.76%	(a)
Equity Risk Premium (ERP)	6.75%	(b)
Beta β	0.80	(c)
Country Risk Premium (CRP)	2.24%	(d)
Nominal Cost of Equity (CAPM) - US$	**9.39%**	
CPI (US Inflation)	1.61%	(e)
Brazilian Inflation	3.50%	(f)
Nominal Cost of Equity (Ke) - R$	**11.43%**	
Nominal Cost of Debt (Kd)* - R$**	**3.54%**	
% Equity (E)	96.2%	(g)
% Debt (D)	3.8%	(h)
Nominal WACC - R$	**11.13%**	

*Weighted Average Cost of Capital
**Capital Asset Pricing Model
***Net of Income Tax

Notes:

a. It represents the return required by the investor for investments in conceptually risk-free securities (Risk Free). The historical arithmetic mean of the last 12 months of the rates offered by the US Government (20-year US T-Bond) was adopted as a risk-free rate parameter. Source: Capital IQ, U.S. Department of the Treasury and Deloitte Analysis.

b. Represents the return in excess of the risk-free rate that an investor would demand for investing in the capital market (Equity Risk Premium) due to the risks involved. The average premium offered by the shares (appreciation and dividend payouts) of large U.S. corporations since 1926 was adopted. Source: Deloitte Analysis.

c. Represents the risk associated with the company or industry under consideration. In calculating Beta, the average unleveraged Beta of companies engaged in the same business market as the **Company** was used, based on their individual capital structure and income tax rate. The average Beta was then leveraged by referring to the average capital structure of industry and by Brazil's Income Tax and Social Contribution rate. Source: Capital IQ and Deloitte Analysis.

d. Represents the additional premium required by the institutional investor to invest in Brazil (Country Risk Premium). In this case, the arithmetic average spread between U.S. and Brazilian Government bonds with similar terms to maturity over the last 12 months was adopted. Source: Capital IQ and Deloitte Analysis.

Taxa de Desconto

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Notes: (cont.)

e. Represents US long-term annual inflation calculated based on the embedded inflation expectation in long-term securities (20-year US T-Bond) offered by the US Government, which have yields indexed to the CPI (Consumer Price Index). Source: Capital IQ, U.S. Department of the Treasury and Deloitte Analysis.

f. Represents the Brazilian long-term annual inflation rate, calculated based on market's expectations. Source: Banco Central do Brazil on June 30th, 2020.

g. Company's cost of debt was calculated based on its average funding cost, net of income tax and social contribution. Source: **Company**'s Financial Statements and Deloitte Analysis.

h. The financial leverage was calculated based on the arithmetic average of the debt/equity ratio for a sample of comparable companies in the same segment. Source: Capital IQ and Deloitte Analysis.

Projections and Assumptions



Projections and Assumptions

General Assumptions

The main assumptions adopted in this study are described as follows:

- Valuation base dare is June 30th, 2020.
- Unless otherwise mentioned, numbers are expressed in millions of Reais (R$ millions).
- The projections were made in nominal terms in Reais (BRL), i.e. projections comprise future inflationary effects.
- Cash flows were projected from July 1st, 2020 to December 31st, 2029.
- Residual value was based on perpetuity of projected cash flow for the last year at present value, adjusted for required working capital and CAPEX levels, applying a nominal growth of 6.5% p.a..
- This valuation was based on **Linx** operational results projected on a consolidated basis, and therefore, non operating assets and liabilities were added or deducted from **Linx** enterprise value, in order to estimate **Company**'s economic value.
- Projections were based on public data made available by **Linx**'s Management, on research analysts estimates (who cover **Linx** shares and performance) and **TOTVS** Management, , supported by its financial advisor, future perspectives over **Linx** operations performance and potential synergies that can arise from Transaction.

- Macroeconomic assumptions adopted in **Linx** projections are presented as follows:

Macroeconomics Indicators	2020	2021	2022	2023	2024 on
IPCA (inflation)	1.63%	3.00%	3.50%	3.50%	3.50%
IGP-M (inflation)	6.15%	4.00%	3.90%	3.50%	3.50%
GDP Growth	-6.60%	3.50%	2.50%	2.50%	2.50%
TJLP (long-term interest rate)	4.94%	4.94%	4.94%	4.94%	4.94%

Source: Focus projections as of June 30, 2020, by Brazilian Central Bank.

Projections and Assumptions
Gross Revenue

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Gross Revenue

Linx's Gross Revenue comprises "Recurring Revenue", "Service Revenue" and "Linx Pay" (sub-acquirer revenue) service lines.

- **Linx**'s revenue has been driven by software market and inorganic growth achieved through acquisitions and market solutions consolidation strategy.
- During the first semester of 2020, **Linx** recurring revenue was positively impacted by retailer digitalization trend, driven by pandemic environment. To meet its customers' digital transformation demand, **Linx** focused on less customized solutions but with faster setup, increasing recurring revenue base.
- Service revenue line, which grew strongly in 2019 due to implementation of new projects (mainly linked to Linx Digital), was negatively impacted by the pandemic in the first semester of 2020.

Linx revenues were projected separately, as described as follows:

- <u>Recurring revenue:</u>
  - From July to December 2020, recurring revenue was projected based on the historical average semiannual seasonality of recent years, considering a 6.7% growth over actual revenue of the first semester of 2020.
  - From 2021 on, recurring revenue projection was based on high customer retention rate of 99.1%, observed in recent years, and as reported by **Company**, and market growth projected by International Data Corporation - IDC.
  - From 2021 to 2023, Linx Digital solutions for e-commerce (such as omnichannel solutions, marketplace, among others) is expected to contribute to **Company** market share increase.
  - From 2024 on, **Company** is expected to follow market growth trend, reaching expected long term growth in 2029.
- <u>Service revenue:</u>
  - From July to December 2020, considering pandemic environment, service revenue is expected to maintain revenue levels observed in the first semester of 2020.
  - From 2021 on, a recovery in software implementation services volume is expected, in addition to Linx Digital growth, which should contribute to **Company** achieving market growth in the long term.
- <u>Linx Pay revenue:</u>
  - In early 2020, **Linx** Management revised its initial perspectives - made when Linx Pay was launched - of Lix Pay future performance.
  - Therefore, Linx Pay's revenue projection was based on research analysts reviewed estimates of its performance and on first semester 2020 actual revenue.

Projections and Assumptions

Gross Revenue and Deductions

Gross Revenue (cont.)

- Considering the perspectives of economic recovery in 2021 and payment market expected growth, an increase in Linx Pay market share was estimated, in conjunction with take rate reduction, stabilizing by 2024.

- According to IDC data, software market is expected to resume growth in 2022 (~8%) reflected in **Linx**'s revenue projections.
- **Company** projected gross revenue, on a consolidated basis, are as follows:

Deductions

- Deductions include indirect taxes (PIS, Cofins, ISS, and INSS), cancellations, rebates and others.
- Deductions were projected based on average percentage of gross revenue, observed historically, except for INSS.
- INSS deduction was projected only for second half of 2020, based on percentage of gross revenue observed historically, assuming the end of payroll tax exemption in the end of 2020. As of fiscal year 2021 on, INSS was projected as an operating expenses.

Gross Revenue (R$ million)


15.4%
10.3%
10.5%
13.8%
11.9%
9.7%
8.8%
8.8%
8.8%
7.6%
6.5%
784
905
998
1,103
1,255
1,405
1,541
1,676
1,823
1,984
2,136
2,274
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Actuals
Recurring
Non-Recurring
Linx Pay
% Growth

Deductions (R$ million)


12.6%
12.9%
12.8%
9.1%
9.1%
9.1%
9.1%
9.1%
9.1%
9.1%
9.1%
9.1%
99
117
128
100
114
128
140
153
166
180
194
207
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Actuals
Projected
% of Gross Revenue

Projections and Assumptions

Net Revenue and Costs of Services Rendered

Net Revenue

- Net revenue was projected as follows:

Net Revenue (R$ million)


15.0%
10.4%
15.2%
13.8%
11.9%
9.7%
8.8%
8.8%
8.8%
7.6%
6.5%
686
788
870
1,002
1,141
1,277
1,401
1,524
1,657
1,803
1,941
2,067
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Actuals
Projected
% Growth

Costs of Services Rendered

Costs comprise salaries, payroll taxes, link expenses, third-party services, travel expenses, among others, net of depreciation and amortization.

- Costs of services rendered as a percentage of net revenue has shown a downward trend from 2018 to the first half of 2020, mainly explained by operating leverage of investments in prior acquisitions by IFRS 16 adoption.
- Projection was based on mix of services rendered by the **Company**, assuming economies of scale in cost of support and margin gain in cost of services, as follows:

Costs of Services Rendered (R$ million)


28.6%
27.0%
25.4%
23.5%*
22.8%
22.4%
22.1%
21.8%
21.5%
21.3%
21.2%
21.2%
196
213
221
236
260
286
310
332
356
384
412
439
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Actuals
Projected
% of Net Revenue

* Reduction in percentage of net revenue is explained mainly by the end of payroll tax exemption (increase in net revenue).

Projections and Assumptions

Operating Expenses

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Operating Expenses

Operating expenses comprise personnel, marketing, sales, research and development and other expenses.

- Historically, operating expenses as a percentage of net revenue has been increasing due to investments in sales and R&D team, mainly involving Linx Core and Franchise team, aiming to reinforce Linx Digital and Linx Pay new offers cross-selling.
- Additionally, SOX requirement compliance project, and Hiper, Millennium, SetaDigital, PingPag and Neemo consolidation expenses, also contributed to operating expenses increase from 2018 to first semester of 2020.

Expenses were projected assuming its respective fixed and/or variable nature based on following assumptions:

- General and administrative expenses and sales and marketing expenses: projected based its respective fixed and variable nature, being the fixed portion adjusted by inflation, considering scale gains until 2026.
- Research and development expenses: projected based on historical investments figures, plus an increase in real terms to support expected revenue growth, adjusted by long-term inflation expectations.
- Other expenses: projected based on historic figures, adjusted by long-term inflation expectations.

- Synergies:
  - Projection contemplates only synergies that, according to discussions with **TOTVS**' Management, would be captured naturally by any market player. These synergies include reduction of operating expenses common to companies, such as infrastructure expenses, back-office departments, governance, optimization of sales and marketing areas.
  - Economy with operating expenses synergies was estimated starting in 2021, growing until 2023, when synergies are expected to be fully captured, generating savings of around R$ 60 million per year.

Margin gain over projection period is mainly explained by capture of synergies, which start to take effect from 2021 gradually, as follows:

Operating Expenses (R$ million)



47.0% 48.4% 49.4% 50.2% 45.5% 42.9% 41.7% 40.7% 40.4% 40.2% 40.1% 40.1%
47.0% 48.4% 49.4% 49.3% 41.4% 37.6% 36.5% 35.6% 35.3% 35.1% 35.0% 35.0%
322 381 429 504 519 547 585 620 669 725 779 829
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029
Actuals
Projected
Synergies
% of Net Revenue - ex - Synergies
% of Net Revenue - Synergies

Projections and Assumptions

EBITDA, Depreciation and Amortization and Leasing

EBITDA

EBITDA margin increase from 2018 to 2020 is mainly explained by operating leverage of companies acquisitions, IFRS 16 adoption, and initiatives related to **Linx**'s responses to COVID-19 pandemic, such as staff adjustment and building expenses reduction due to renegotiations.

Based on assumptions aforementioned, **Linx** historical and projected EBITDA is shown as follows:

EBITDA (R$ million)


24.4% 24.7% 25.2% 26.2% 31.7% 34.7% 36.1% 37.5% 38.2% 38.5% 38.7% 38.7%
24.4% 24.7% 25.2% 25.3% 27.6% 29.5% 31.0% 32.4% 33.1% 33.4% 33.6% 33.6%
168 194 219 263 362 444 506 571 632 695 751 800
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029
Actuals
EBITDA ex-Synergies
Synergies
% EBITDA Margin - ex - Synergies
% EBITDA Margin - Synergies

Depreciation and Amortization

Depreciation and amortization projection was based on the rates currently practiced by **Company**, based on information reported by **Linx** in its audited financial statements.

Leasing

In 2019, **Linx** started to book its leases in accordance with IFRS 16 accounting standard. As of June 30th, 2020, lease and right-of-use comprised properties, equipment and cloud leasing.

Lease payments were based on figures booked on June 30th, 2020, considering leases renewal in the long-term.

Leasing (R$ million)


2.1% 4.5% 4.1% 3.8% 3.6% 3.4% 3.3% 3.1% 3.0% 2.9%
9 45 47 49 50 52 54 56 58 60
2020 2021 2022 2023 2024 2025 2026 2027 2028 2029
Projected
% of Net Revenue

Projections and Assumptions

Income Tax and Social Contribution and CAPEX

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

Income Tax and Social Contribution

Income tax (IR) and social contribution (CSLL) were projected in accordance with current Brazilian Tax Legislation, based on the actual profit tax regime, considering:

- Tax loss carryforward (NOLS's) which was projected according to schedule presented in **Linx**'s audited financial statements as of June 30th, 2020.
- Distribution of Interest on Equity (JSCP) which was based on historical figures disclosed by **Linx** and in accordance with current tax legislation.
- Intangible assets and goodwill tax amortization benefit generated on previous acquisitions made by **Linx**, according to information disclosed by **Linx** on its Investor Relations website.
- Potential tax amortization benefit of intangible assets step up value and goodwill generated by the proposed Transaction, which was projected based on **Linx**'s Business Plan, assessment of potential intangible assets fair value and **TOTVS**' Management perspectives for Transaction structuring to take advantage of this benefit.

CAPEX

Capex projection includes investments in fixed assets and software development (capitalization of R&D).

- Fixed Assets: Investments in property, plant, and equipment were projected based on historical figures adjusted by inflation.
- Intangible Assets: Research and development spending on software development was projected based on historical investments, plus an increase in real terms to support expected revenue growth, adjusted by long-term inflation expectations.

CAPEX (R$ million)



7.4%
6.6%
6.1%
5.7%
5.4%
5.2%
4.9%
4.7%
4.6%
4.5%
32
67
69
72
75
79
82
85
89
93
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Fixed Assets
Intangible Assets
% of Net Revenue

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Projections and Assumptions

Working Capital and Economic Adjustments

Working Capital

Main operating assets and liabilities (working capital) were projected in accordance with **Linx**'s observed historical terms.

Economic Value Adjustments (Non-Operating Assets and Liabilities)

Non-operating assets and liabilities added or deducted from **Linx** Enterprise Value were based on Balance Sheet as of valuation base date and are presented as follows:

Economic Value Adjustments	Note	R$ million
Cash and equivalents		630
Loans and financing		(202)
Accounts payable for acquisitions of subsidiaries	(a)	(106)
Deferred taxes and Provision for contingencies	(b)	(18)
Others	(c)	(3)
Total		**301**

Notes

(a) **Accounts payable for acquisitions of subsidiaries:** payments due to former shareholders of acquired companies.

(b) **Deferred taxes and Provision for contingencies:** provisions for contingencies, according to notes 21.2 and 24 of financial statements as of June 30th, 2020.

(c) **Others**: retentions for acquired contingencies, Napse guarantee deposits, accounts payable to former shareholders, installment of taxes and contributions, and advance dividends.

Valuation Results



Valuation Results

Economic Value

Based on the scope of our analysis, the methodology adopted, assumptions, considerations, and information obtained during the execution of the work, as detailed in this Report, **Linx**'s economic value as of June 30th, 2020, is within the range presented as follows:

(R$ million)

Valuation Results			
Discount Rate	11.3%	11.1%	11.0%
Cash Flow at Present Value	**1,429**	**1,438**	**1,448**
(+) Perpetuity	3,544	3,703	3,874
Enterprise Value	**4,972**	**5,141**	**5,322**
(+/-) Economic Value Adjustments	301	301	301
(+) Goodwill and Intangibles Assets Tax Bene	666	710	757
Economic Value	**5,939**	**6,152**	**6,380**

Appendix



Appendix

Projected Income Statement

Free Translation – For readers' convenience only.
Please refer to Portuguese version.

(R$ million)

Income Statement	jul-dec 20	2021	2022	2023	2024	2025	2026	2027	2028	2029
Gross Revenue	**514**	**1,103**	**1,255**	**1,405**	**1,541**	**1,676**	**1,823**	**1,984**	**2,136**	**2,274**
% Growth	13.6%	10.5%	13.8%	11.9%	9.7%	8.8%	8.8%	8.8%	7.6%	6.5%
Deductons	(66)	(100)	(114)	(128)	(140)	(153)	(166)	(180)	(194)	(207)
% Net Revenue	-12.8%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%	-9.1%
Net Revenue	**448**	**1,002**	**1,141**	**1,277**	**1,401**	**1,524**	**1,657**	**1,803**	**1,941**	**2,067**
% Growth	13.7%	15.2%	13.8%	11.9%	9.7%	8.8%	8.8%	8.8%	7.6%	6.5%
Operating Costs and Expenses	**(331)**	**(740)**	**(779)**	**(833)**	**(895)**	**(952)**	**(1,025)**	**(1,109)**	**(1,191)**	**(1,267)**
% Net Revenue	-73.8%	-73.8%	-68.3%	-65.3%	-63.9%	-62.5%	-61.8%	-61.5%	-61.3%	-61.3%
EBITDA[1]	**117**	**263**	**362**	**444**	**506**	**571**	**632**	**695**	**751**	**800**
% Net Revenue	26.2%	26.2%	31.7%	34.7%	36.1%	37.5%	38.2%	38.5%	38.7%	38.7%
. Depreciation and Amortization	(59)	(131)	(120)	(107)	(89)	(77)	(81)	(81)	(83)	(87)
. Leasing	(9)	(45)	(47)	(49)	(50)	(52)	(54)	(56)	(58)	(60)
Profit / (Loss) Before Tax	**49**	**86**	**195**	**288**	**367**	**442**	**498**	**559**	**610**	**653**
% Net Revenue	10.9%	8.6%	17.1%	22.5%	26.2%	29.0%	30.0%	31.0%	31.4%	31.6%
. Income Tax/Social Contribution	(4)	(10)	(42)	(70)	(115)	(143)	(163)	(182)	(199)	(214)
% IT and SC	7.5%	12.0%	21.4%	24.5%	31.2%	32.3%	32.7%	32.6%	32.7%	32.7%
Net Profit/(Loss)	**45**	**76**	**153**	**217**	**253**	**299**	**335**	**377**	**411**	**440**
% Net Revenue	10.1%	7.6%	13.4%	17.0%	18.0%	19.6%	20.2%	20.9%	21.1%	21.3%

[1]EBITDA considering synergies

Appendix

Projected Cash Flow

(R$ million)

Cash Flow	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
EBITDA	**117**	**263**	**362**	**444**	**506**	**571**	**632**	**695**	**751**	**800**
. Working Capital variation	(14)	(33)	(25)	(24)	(19)	(22)	(25)	(28)	(26)	(24)
EBITDA (Net Working Capital)	**103**	**230**	**337**	**419**	**487**	**550**	**607**	**667**	**724**	**776**
. CAPEX	(32)	(67)	(69)	(72)	(75)	(79)	(82)	(85)	(89)	(93)
. Leasing	(9)	(45)	(47)	(49)	(50)	(52)	(54)	(56)	(58)	(60)
. Income Tax and Social Contribution	(4)	(10)	(42)	(70)	(115)	(143)	(163)	(182)	(199)	(214)
Free Cash Flow	**58**	**107**	**179**	**228**	**247**	**276**	**309**	**344**	**379**	**410**

Free Translation – For readers' convenience only. Please refer to Portuguese version.

Annex 4.11

Fairness Opinion

CONFIDENTIAL

Sao Paulo (SP, Brazil), September 28, 2020.

To the Board of Directors of TOTVS.

Dear Members of the Board of Directors of TOTVS,

Regarding the intended transaction involving Totvs S.A., a publicly-held corporation, with address in the city of Sao Paulo, state of Sao Paulo (Brazil) at Avenida Braz Leme, Nº 1.000, registered with Tax Id. (CNPJ/ME) under number 53.113.791/0001- 22 (hereinafter referred to as "TOTVS" or the "Company") and Linx S.A., a publicly-held corporation, with address in the city of Sao Paulo, state of Sao Paulo (Brazil), at Avenida Doutora Ruth Cardoso, nº 7.221, registered with Tax Id. (CNPJ/ME) under number 06.948.969/0001-75 ("Linx"), as disclosed in the notices of material fact dated August 14, 2020, September 1, 2020 and September 11, 2020 ("Material Facts"), and subsequently to the meetings of the Company's board of directors held on August 10, 2020 and August 13, 2020 that approved the presentation of the proposal for the business combination with Linx, we were requested by the Company's board of directors to issue an opinion on the fairness, for the Company, from the financial point of view, of the price attributed to Linx's shares, particularly within the context of the proposed acquisition of Linx's shares by TOTVS (the "Transaction").

The potential Transaction will result, if completed, in the acquisition of shares issued by Linx by TOTVS, pursuant to Article 252 of Law 6404/76 (the Brazilian Corporations Act). As a result of the aforementioned acquisition of shares, Linx's shareholders will become shareholders of TOTVS. The exchange ratio applicable to Linx's shareholders in the acquisition of their shares will consist of 1 (one) share issued by TOTVS plus R$ 6.20 (six Reals and twenty cents of Real) for each 1 (one) common share issued by Linx.

We emphasize that the prior description does not intend to reproduce all the details of the potential Transaction, which are set out in greater detail in the Notices of Material Fact and in all other documents of the Transaction, and you, should you have any doubts regarding the potential Transaction, please request the corresponding documents to examine them and/or ask clarifications to the persons responsible and representatives of the Company and/or Linx.

The base date for this letter is September 28, 2020. Our reviews do not distinguish any classes or types of shares representing Linx's stock capital and do not include operating, tax or other benefits or losses, if any, as of that date.

The preparation of any financial analysis is a complex procedure that involves a series of definitions regarding the most appropriate and relevant methods of financial analysis as well as the application of such methods for particular circumstances and, therefore, the conclusion referred to in this letter should not be object of a partial analysis. In order to reach the conclusions presented in this letter, we performed a qualitative reasoning regarding the analyzes and factors considered by us. We reached a final conclusion based on the results of the analysis carried out considered as a whole, and we did not reach conclusions based on, or related to, any of the factors or methods of our analysis taken in an isolated way. Thus, we believe that our analysis should be considered as a whole and that the selection of parts of our analysis and specific factors, without considering all of our analysis and conclusions, can result in an incomplete and incorrect understanding of the processes used for our analyzes and conclusions.

In preparing our opinion, we exclusively (i) reviewed certain public financial information related to Linx and TOTVS; (ii) we reviewed certain audited financial statements of Linx, as well as certain financial data, including financial projections from Linx that were provided to us by the Company and discussed with us; (iii) we had discussions with the Company's management regarding Linx's operations, as well as about the characteristics of the Transaction; (iv)

we considered other factors and information and carried out other analyzes that we deemed appropriate; and (v) we compared Linx's financial and operating performance with publicly-available information related to certain other companies that we deemed relevant. We have also taken into account other information, analysis, research, financial studies, financial, economic and market criteria that we believe, at our sole discretion, to be relevant.

In preparing our opinion, we did not undertake and assume no obligation to independently verify any information we used, reviewed or considered for this work, including, without limitation, financial, accounting, business, and legal information, and we assumed, with the Company's consent, the accuracy, veracity, consistency, completeness and sufficiency of such information. With regard to the financial projections and sensitivities connected to Linx's future financial performance that were provided to us and discussed with us, we assumed that the financial projections were prepared in good faith, in a precise and reasonable manner, in order to reflect the better estimates and judgments by the Company's management in relation to Linx's future financial performance and the potential impact that certain sensitivities that could affect the financial performance of Linx may have on said projections. Accordingly, we do not assume any responsibility connected to the accuracy, veracity, consistency or sufficiency of such information and projections. In addition, we have not been informed of any material changes in relation to Linx's assets, financial condition, and results of operations, businesses or prospects since the dates of the information to which we had access.

We do not assume, nor will we assume, hereby, any responsibility for carrying out an independent verification or appraisal of any assets or liabilities (be them contingent or otherwise) of Linx. With regard to liabilities and contingencies, it is worth clarifying that we consider only the amounts duly provisioned in the financial statements object of our analysis, being certain that we do not consider the possibility of their eventual inaccuracy or insufficiency, nor the effects of any lawsuits and/or administrative proceedings (of a civil, environmental, tax/fiscal, criminal, labor, or social security nature, etc.), even if unknown or not stated, whether in progress or threatened, involving such companies or that could impact the price of the shares issued by such companies. In addition, we did not assume any obligation to conduct, as we actually did not carry out any *due diligence* on Linx, nor a physical inspection of its properties, assets or facilities. Finally, we do not assess the solvency or fair value of companies considering laws on bankruptcy, insolvency or similar matters.

Likewise, we do not assume any responsibility regarding the verification of regularity and maintenance in the current conditions of business and contracts entered into by Linx. If certain Linx businesses and contracts are discussed, changed, discontinued, terminated and/or if otherwise they fail to generate results for Linx, in whole or in part, the conclusions described herein may be, and probably will be, materially different from the actual results reached by Linx. We understand that the Company counted on legal assistance to confirm the validity, effectiveness and legality of such businesses and contracts.

We were not asked to consider, as this opinion actually does not consider, the merits related to the Transaction. We have not made any assessment as to the convenience of the Transaction for the Company or for Linx when compared to any other strategic business alternative that may exist. In addition, we do not intend to set the price at which Linx's assets or shares should be traded at any time.

Our opinion was prepared assuming market information and is based on market, economic, monetary and other conditions existing and effective at the time it was prepared, as well as on the information that has been made available to us up to the present date, so that it is valid exclusively on this date. Accordingly, although facts and events subsequent to the present date may affect the conclusion of this opinion, we assume no obligation or responsibility to update, revise or revoke it as a result of that or for any other reason. Our analysis does not consider any regulatory changes that may occur in the direct or indirect sectors in which Linx operates.

We act as the Company's financial advisors for the Transaction and, as a result of such advisory, we will receive specific remuneration in case the Transaction is successful, in addition to the agreed fixed amount specifically for us to prepare this *Fairness Opinion*. Moreover, the Company undertook to reimburse us for any loss resulting from our financial advice and the issuance of this letter.

Besides the relationship arising from this Transaction, on this date, the Company, Linx and their corresponding subsidiaries maintain a business relationship with Itaú BBA and other financial entities that are part of its financial conglomerate, which includes:

COMPANY	LINX
• Companies making part of the Itaú conglomerate and investment funds and/or other funds managed by such companies that hold shares issued by the Company and that currently represent 4.05% of the Company's capital stock.	• Companies making part of the Itaú conglomerate and investment funds and/or other funds managed by such companies that hold shares issued by Linx and that currently represent 6.59% of Linx's capital stock.
• Surety bonds for TOTVS and companies making part of its economic group totaling R$ 53.9 million.	• Partnership with Linx for the business of merchant acquiring, as a sub-acquirer. The company known as Rede (accreditor and acquirer), belonging to the Itaú conglomerate, is responsible for processing Linx Pay's transactions.

Besides, the Company and/or Linx currently contract and may come to contract, with companies that are part of the Itaú conglomerate, banking services, including investments or any other financial operations required to perform the activities of the Company and/or Linx, and we may, as the case may be, be remunerated for such services, under market terms and conditions. Moreover, in the ordinary course of our businesses we may acquire, hold or sell, on our own behalf or on behalf of our clients or customers, debt instruments and other securities and financial instruments (including bank loans and other obligations) from the Company, Linx, and/or their corresponding subsidiaries.

In addition to the stated hereinabove, we have no other interest, whether direct or indirect, in the Company, in Linx, or in the Transaction.

Professionals from the securities analysis departments (*research*) and other divisions of the Itaú Unibanco Group, including Itaú BBA itself, can base their analyses and publications on the Company and/or Linx on different operating and market assumptions and on different methodologies of analysis when compared to those employed to prepare this document, so that the research reports and other publications prepared by them may contain results and conclusions different from those submitted herein, considering that such reviews and reports are carried out by independent analysts without any connection with the professionals who worked on the preparation of this document. We adopt policies and procedures to preserve the independence of our securities analysts, who may have different views than those of our *investment banking* department. We also adopt policies and procedures to preserve the independence between *investment banking* and other areas and departments of Itaú BBA and other companies making part of the Itaú Unibanco Group, including , but not limited to, *asset management*, proprietary trading firm, debt instruments, securities and other financial instruments.

Our opinion is limited to the fairness of the appraisal of Linx's shares for the purposes of the exchange ratio set forth in the Notices of Material Fact on the Transaction from an exclusively financial, and concerning the present date. We do not assess the Transaction from a legal, regulatory or any other point of view and, therefore, we are not responsible for any liability (whether under contract, civil liability provisions or for other reasons) arising from such reviews or arising from any risks, including image and reputation risks assumed by the Company connected to the Transaction. Likewise, it is also worth noticing that we are not an accounting firm and we do not provide accounting or auditing services in connection with this Transaction. When preparing our opinion, we did not take into account: (i) the tax effects arising from the Transaction (except for the potential use of goodwill generated for the Transaction - and, for such purpose, Itaú BBA was based exclusively on the information provided by the Company regarding the goodwill generated by the Transaction); (ii) the impact of any commissions, fees and expenses that may result from the consummation of the Transaction; and (iii) the future accounting impact arising from the Transaction.

The presentation of this opinion was approved by an Itaú BBA's fairness opinion committee. This letter is issued for the sole purpose of being used by the Company's Board of Directors in connection with and for the purposes of its assessment of the Transaction, as detailed hereinabove. This *Fairness Opinion* should not be used for any other purposes. This opinion does not grant rights or resources on the Company's Board of Directors, its board of executive officers or any shareholder, affiliate, subsidiary, holder of securities or creditor of the Company or, even, any third party. This document is not, and should not be used as, a favorable opinion or as a recommendation to carry out the Transaction for the Company, its executives, affiliates and shareholders. The Company, its executives, affiliates and shareholders must conduct their own reviews and analyses as regards the Transaction and must base themselves on the information available to them and the opinions of their own financial, tax and legal advisors. This *Fairness Opinion* and the documents related to it were not prepared for and are not and should not be used as an appraisal report or to meet any legal, regulatory or contractual requirements or obligations applicable to the Company, to Linx, the Transaction and/or any corporate events connected to the Transaction.

Based on the terms described herein, and subject to the prior statements and other relevant factors considered by us, it is our opinion that, on the present date, an exchange ratio composed of 1 (one) share issued by the Company plus the amount of R$ 6.20 (six Reals and twenty cents of Real) for each 1 (one) common share issued by Linx seemed fair and reasonable to us, from an exclusively financial point of view.

This opinion may not under any circumstances be disclosed, forwarded or communicated, in whole or in part, to any third party, for any purpose, without our prior written consent. Likewise, no type of disclosure to the market and/or to the shareholders and other executive officers of the Company, nor the availability of physical or electronic copies of this *Fairness Opinion* will be allowed without Itaú BBA's prior and express consent, except as required by the competent regulatory bodies or by the Judiciary. However, the disclosure of this opinion in the context of the Transaction is excluded from the aforementioned prohibition, only in its entirety, without any changes whatsoever, (i) to the regulatory agencies of the Brazilian securities market, to the extent strictly necessary only, upon an express request from the aforementioned agencies, and (ii) to be examined by the Company's shareholders who have expressly requested access thereto, solely and exclusively at the Company's headquarters, and any form of reproduction (electronic or manual) of its content being forbidden. In any of those cases the Company must promptly inform Itaú BBA of such disclosure.

This letter is subject to the Brazilian laws and any dispute regarding its content must be settled in the district court of the Capital of the State of Sao Paulo, Brazil.

Yours faithfully,

Banco Itaú BBA S.A.

(Signature page of the Fairness Opinion issued by Banco Itaú BBA S.A. on September 28, 2020 to the Board of Directors of Totvs S.A.)

Banco Itaú BBA S.A.

Name: Roderick Sinclair Greenlees	Name: Ubiratan dos Santos Machado
Position: Managing Director	Position: Managing Director

Annex 4.12

Pro Forma Financial Information

TOTVS S.A.
Balanço patrimonial condensado não auditado *pro forma* em 30 de junho de 2020
(Em milhões de reais, exceto quando indicado de outra forma)

	TOTVS	Linx	Katrina (i)	Ajustes *pro forma*	Nota 2.3	Total *pro forma*
Ativo circulante						
Caixa e equivalentes de caixa	1.264	43	-	-		1.307
Aplicações financeiras	295	572	-	-		867
Contas a receber	1.160	322	-	-		1.482
Outros créditos	116	74	-	-		190
Ativo circulante total	**2.835**	**1.011**	**-**	**-**		**3.846**
Ativo não circulante						
Imobilizado	169	105	-	-		274
Direito de uso	218	110	-	-		328
Intangível	502	282	-	1.350	(a)	2.134
Ágio	1.089	915	-	3.445	(b)	5.449
Outros créditos	348	61	-	-		409
Ativo não circulante total	**2.326**	**1.473**	**-**	**4.795**		**8.594**
Total do ativo	**5.161**	**2.484**	**-**	**4.795**		**12.440**
Passivo circulante						
Debêntures	404	-	-	-		404
Obrigações de cotas sênior e mezanino	990	-	-	-		990
Outros passivos	724	440	-	30	(c)	1.194
Passivo circulante total	**2.118**	**440**	**-**	**30**		**2.588**
Passivo não circulante						
Empréstimos, financiamentos e arrendamentos a pagar	190	215	-	-		405
Debêntures	-	-	-	1.112	(d)	1.112
Provisão para contingências	136	20	-	-		156
Tributos diferidos	-	83	-	459	(e)	542
Outros passivos	200	46	-	-		246
Passivo não circulante total	**526**	**364**	**-**	**1.571**		**2.461**
Patrimônio líquido	2.517	1.680	-	3.194	(f)	7.391
Total do passivo e do patrimônio líquido	**5.161**	**2.484**	**-**	**4.795**		**12.440**

(i) Os saldos da Katrina Participações S.A. são inferiores a R$1 milhão de reais.

As notas explicativas são parte integrante das informações financeiras condensadas não auditadas *pro forma*.

TOTVS S.A.
Demonstração do resultado condensado não auditado *pro forma* para o período de seis meses findo em 30 de junho de 2020
(Em milhões de reais, exceto quando indicado de outra forma)

	TOTVS	Linx	Ajustes *pro forma*	Nota 2.3	Total *pro forma*
Receita líquida	1.229	422	-		1.651
Custos dos serviços prestados	(365)	(139)	-		(504)
Lucro bruto	**864**	**283**	-		**1.147**
Receitas (despesas) operacionais					
Pesquisa e desenvolvimento	(212)	(76)	-		(288)
Despesas comerciais e marketing	(251)	(55)	-		(306)
Despesas gerais e administrativas	(230)	(134)	(33)	(a)	(397)
Outras receitas (despesas)	1	(7)	-		(6)
	(692)	**(272)**	**(33)**		**(997)**
Lucro operacional antes do resultado financeiro	**172**	**11**	**(33)**		**150**
Resultado financeiro	**6**	**(13)**	**(22)**	(d)	**(29)**
Lucro antes do imposto de renda e contribuição social	**178**	**(2)**	**(55)**		**121**
Imposto de renda e contribuição social	(57)	(4)	19	(g)	(42)
Lucro (prejuízo) líquido do período das operações continuadas	**121**	**(6)**	**(36)**		**79**
Atribuível a					
Controladores	121	(6)	(36)		79
Não controladores	-	-	-		-
Lucro por ação					
Lucro básico por ação - em Reais	0,2100				0,1056
Lucro diluído por ação - em Reais	0,2078				0,1047
Média ponderada de ações usada para calcular o lucro por ação - Em milhares de ações				Nota	
Básico	568.969		179.429	2.1	748.398
Diluído	575.191		179.429	2.1	754.620

As notas explicativas são parte integrante das informações financeiras condensadas não auditadas *pro forma*.

TOTVS S.A.
Demonstração do resultado condensado não auditado *pro forma* para o exercício findo em 31 de dezembro de 2019
(Em milhões de reais, exceto quando indicado de outra forma)

	TOTVS	Linx	Ajustes *pro forma*	Nota 2.3	Total *pro forma*
Receita líquida	2.282	788	-		3.070
Custos dos serviços prestados	(744)	(272)	-		(1.016)
Lucro bruto	**1.538**	**516**	**-**		**2.054**
Receitas (despesas) operacionais					
Pesquisa e desenvolvimento	(398)	(93)	-		(491)
Despesas comerciais e marketing	(664)	(145)	-		(809)
Despesas gerais e administrativas	(175)	(220)	(65)	(a)	(460)
Outras receitas (despesas)	24	23	-		47
	(1.213)	**(435)**	**(65)**		**(1.713)**
Lucro operacional antes do resultado financeiro	**325**	**81**	**(65)**		**341**
Resultado financeiro	**(1)**	**(17)**	**(44)**	(d)	**(62)**
Lucro antes do imposto de renda e contribuição social	**324**	**64**	**(109)**		**279**
Imposto de renda e contribuição social	(70)	(25)	37	(g)	(58)
Lucro (prejuízo) líquido do exercício das operações continuadas	**254**	**39**	**(72)**		**221**
Atribuível a					
Controladores	253	39	(72)		220
Não controladores	1	-	-		1
Lucro por ação					
Lucro básico por ação - em Reais	0,3868				0,3048
Lucro diluído por ação - em Reais	0,3835				0,3028
Média ponderada de ações usada para calcular o lucro por ação - Em milhares de ações				Nota	
Básico	542.358		179.429	2.1	721.787
Diluído (i)	547.125		179.429	2.1	726.554

(i) Média ponderada de número de ações ordinárias em circulação de 2019 foram multiplicadas por 3 para melhor conforme desdobramento das ações ocorrido em 27 de abril de 2020.

As notas explicativas são parte integrante das informações financeiras condensadas não auditadas *pro forma*.

1. DESCRIÇÃO DA TRANSAÇÃO E BASE DE APRESENTAÇÃO ÀS INFORMAÇÕES FINANCEIRAS CONDENSADAS NÃO AUDITADAS *PRO FORMA*

a) Descrição da transação

Em 14 de agosto de 2020 ("Data da Proposta"), a TOTVS S.A. ("TOTVS") apresentou uma proposta de combinação de negócios aos acionistas da Linx S.A. ("Linx") de forma igualitária e equânime, que se materializada, tornará a Linx uma subsidiária integral da TOTVS por meio de uma incorporação de ações (*"Transação"*), de acordo com a legislação brasileira vigente.

Como parte da Transação:

- A TOTVS contribuirá com capital em dinheiro, no montante de R$1.125.000.000,00 (um bilhão, cento e vinte e cinco milhões de reais), para uma subsidiária integral, Katrina Participações S.A. ("Holding"), mediante a emissão de 163.500.000 novas ações ordinárias, nominativas e sem valor nominal;

- Em seguida; uma ação ordinária da Linx será trocada por 4 (quatro) ações ordinárias e 1 (uma) ação preferencial resgatável de emissão da Holding, que emitirá 717.714.948 ações ordinárias e 179.428.737 ações preferenciais resgatáveis (assumindo que não haverá mais emissão de ações da Linx ou TOTVS até data da conclusão da Transação). Como resultado dessa troca de ações, a Linx se tornará uma subsidiária integral da Holding criada para este fim;

- Imediatamente após a emissão de ações ordinárias e preferenciais resgatáveis, todas as ações preferenciais resgatáveis emitidas pela Holding serão resgatadas por R$6,20 para cada ação em dinheiro (o qual poderá ser ajustado antes da Data de Fechamento conforme descrito abaixo). Uma vez resgatadas, as ações preferenciais da Holding serão canceladas contra a reserva de capital;

- Na mesma data, como ato subsequente e interdependente do resgate, ocorrerá a incorporação da Holding pela TOTVS, pelo valor patrimonial contábil da Holding (já considerados os efeitos do aumento de capital da Holding, da incorporação das ações da Linx e do resgate), com a consequente extinção da Holding e sucessão, pela TOTVS, de todos os seus bens, direitos e obrigações, com a consequente migração dos Acionistas da Linx para o quadro acionário da TOTVS;

- Como resultado da incorporação da Holding, serão emitidas, em favor dos acionistas da Linx (naquele momento já acionistas da Holding), 179.428.737 novas ações ordinárias de emissão da TOTVS, todas nominativas e sem valor nominal, em substituição às 717.714.948 ações ordinárias de titularidade da Holding.

Todas as etapas anteriores ocorrerão simultaneamente e serão condicionadas à eficácia de cada uma das outras etapas. A Transação resultará na obtenção de controle integral da Linx pela TOTVS; mediante (i) a emissão, na Data da Transação, de 179.428.737 ações da TOTVS a serem entregues aos atuais acionistas da Linx, em troca das ações ordinária da Linx, e (ii) ao pagamento à vista de R$6,20 para cada ação preferencial da Holding. Caso a Transação seja postergada por um período superior a seis meses da Data da Proposta o valor de R$6,20 por ação preferencial da Holding passará a ser atualizado pela taxa do Certificado de Depósito Interbancário ("CDI"). Entretanto, como transações dessa natureza estão sujeitas à aprovação do Conselho Administrativo de Defesa Econômica ("CADE"), caso a transação não seja materializada, a TOTVS pagará a Linx, a título de multa, o valor de R$100 milhões, respeitando assim os limites legais do direito brasileiro para a imposição de cláusulas penais dessa natureza, inclusive quanto à soberania da assembleia geral dos acionistas da Linx no exame de qualquer proposta de deliberação dependente da mesma assembleia.

A contraprestação em dinheiro a ser paga aos atuais acionistas da Linx e demais gastos de reestruturação relacionados à Transação da Linx serão financiados através de recursos do financiamento a serem obtidos pela TOTVS. Este desembolso está condicionado, entre outras condições habituais, à conclusão da Transação. A TOTVS assumirá compromissos com certas instituições financeiras para fornecer linhas de financiamento em um montante agregado de até R$1,5 bilhões.

Os detentores das Ações Depositárias Americanas ("ADS") da Linx terão o direito de receber, em troca de cada ADS: (i) 179.428.737 ADSs da TOTVS (representando 179.428.737 ações da TOTVS), a ser entregue assim que possível após a Data da Transação e (ii) pagamento em dinheiro de R$6,20 para cada ação, atualizado pelo CDI, a partir do sexto mês, contado da proposta de Transação apresentada pela TOTVS aos acionistas da Linx.

Com a conclusão da Transação, a TOTVS tomará as ações necessárias para (i) arquivar uma declaração de registro na *U.S Securities and Exchange Commision* ("SEC") e (ii) listar as ADSs da TOTVS na *New York Stock Exchange* ("NYSE").

Após a conclusão da Transação, as ações e as ADSs da Linx deixarão de ser negociadas no Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão ("B3") e na NYSE, respectivamente.

b) Base de elaboração das informações financeiras condensadas não auditadas *pro forma*

As informações financeiras condensadas não auditadas *pro forma* foram preparadas e são apresentadas conforme a Orientação Técnica OCPC 06 – "Apresentação de Informações Financeiras *Pro Forma*" emitida pelo Comitê de Pronunciamentos Contábeis ("CPC"), aprovada pela CVM. O balanço patrimonial condensado não auditado *pro forma* em 30 de junho de 2020 baseia-se nos balanços patrimoniais consolidados históricos da TOTVS e da Linx, e dá efeito em uma base *pro forma* para a Transação, como se essa tivesse sido consumada em 30 de junho de 2020. As demonstrações do resultado condensadas *pro forma* não auditadas para o período de seis meses findo em 30 de junho de 2020 e para o exercício fiscal findo em 31 de dezembro de 2019 baseiam-se nas demonstrações do resultado históricas consolidadas da TOTVS e da Linx, dando efeito à Transação, como se essa tivesse ocorrido em 1° de janeiro de 2019.

As informações financeiras condensadas não auditadas *pro forma* se baseiam nas:

- Demonstrações financeiras intermediárias consolidadas da TOTVS para o período de seis meses findo em 30 de junho de 2020, elaboradas de acordo com o pronunciamento técnico CPC 21 – Demonstração Intermediária emitidas pelo CPC e com a norma internacional de contabilidade IAS 34 – *Interim Financial Reporting* emitida pelo *International Accounting Standards Board* ("IASB"), revisadas pela Ernst & Young Auditores Independentes S.S.;

- Demonstrações financeiras consolidadas da TOTVS para o exercício findo em 31 de dezembro 2019 elaboradas de acordo com as práticas contábeis adotadas no Brasil, que compreendem os pronunciamentos contábeis, interpretações e orientações emitidos pelo CPC, aprovados pela Comissão de Valores Mobiliários ("CVM") e pelo Conselho Federal de Contabilidade ("CFC"), e também com as normas internacionais de relatório financeiros ("IFRS") emitidas pela *International Accounting Standards Board* ("IASB"), auditadas pela Ernst & Young Auditores Independentes S.S. sem modificação de opinião;

- Demonstrações financeiras intermediárias consolidadas da Linx para o período de seis meses findo em 30 de junho de 2020, elaboradas de acordo com o pronunciamento técnico CPC 21 – Demonstração Intermediária emitidas pelo CPC e com a norma internacional de contabilidade IAS 34 – *Interim Financial Reporting* emitida pelo International Accounting Standards Board ("IASB"), revisadas pela Ernst & Young Auditores Independentes S.S.;

- Demonstrações financeiras consolidadas da Linx para o exercício findo em 31 de dezembro 2019 elaboradas de acordo com as práticas contábeis adotadas no Brasil, que compreendem os pronunciamentos contábeis, interpretações e orientações emitidos pelo CPC, aprovados pela Comissão de Valores Mobiliários ("CVM") e pelo Conselho Federal de Contabilidade ("CFC"), e também com as normas internacionais de relatório financeiros ("IFRS") emitidas pela *International Accounting Standards Board* ("IASB"), auditadas pela Ernst & Young Auditores Independentes S.S. sem modificação de opinião.

As informações financeiras condensadas não auditadas *pro forma* devem ser lidas em conjunto com as demonstrações financeiras históricas e as notas explicativas relacionadas nela contidas. Os ajustes *pro*

forma baseiam-se em informações disponíveis atualmente e determinadas estimativas e premissas, sendo que os resultados reais podem diferir dos ajustes *pro forma*. Entretanto, a Administração acredita que essas estimativas e premissas fornecem uma base razoável para apresentar os efeitos significativos das transações contempladas e que os ajustes *pro forma* são factualmente suportáveis e dão efeito adequado a essas estimativas e premissas.

As informações financeiras condensadas não auditadas *pro forma* refletem a Transação utilizando o método de aquisição estabelecido pelo CPC15(R1)/IFRS 3 - Combinações de Negócios ("CPC15(R1)/IFRS 3"), onde a TOTVS é tratada como a Adquirente. O CPC15(R1)/IFRS 3, exige, entre outras coisas, que os ativos adquiridos e passivos assumidos sejam reconhecidos aos seus valores justos na data de aquisição. Mensuração ao valor justo, pode ser altamente subjetivo, e é possível que outros profissionais, aplicando julgamento razoável aos mesmos fatos e circunstâncias, possam desenvolver resultados diferentes. Além disso, a contraprestação transferida deve ser mensurada na data de aquisição pelo preço de mercado e este requerimento particular resultará em uma contraprestação transferida diferente dos montantes assumidos nas informações financeiras condensadas *pro forma* não auditadas. A contabilização da aquisição é dependente de análises e estudos da mensuração dos valores justos (*valuation*) que estão em andamento e serão finalizados na data da Transação. Os resultados desses estudos dependem de informações do mercado e condições que ocorrerão nessa data. Dessa forma, os ajustes *pro forma* são preliminares e foram preparados com o exclusivo propósito de apresentar informações financeiras condensadas não auditadas *pro forma*. Divergências entre as estimativas preliminares e a contabilização final da aquisição podem ocorrer e essas divergências podem gerar impactos materiais nas informações financeiras condensadas não auditadas *pro forma* e nos resultados das operações ou da posição financeira consolidada em períodos futuros.

As informações financeiras condensadas não auditadas *pro forma* foram apresentadas apenas para fins ilustrativos. As informações financeiras condensadas não auditadas *pro forma* não pretendem representar o que os resultados reais consolidados das operações ou a posição financeira consolidada da TOTVS teriam sido se a Transação proposta tivesse ocorrido nas datas assumidas, e, consequentemente, não são necessariamente indicativos dos resultados das operações em períodos futuros ou da posição financeira consolidada.

A TOTVS e a Linx ainda não finalizaram os planos formais para a combinação das operações das duas entidades. Consequentemente, passivos adicionais podem ser incorridos em conexão com a Transação e com qualquer reestruturação societária definitiva. Estes passivos e custos adicionais não foram contemplados neste documento porque as informações necessárias para estimar razoavelmente estes custos e para elaborar planos de reestruturação detalhados não estão disponíveis. Estes custos serão reconhecidos quando incorridos em períodos futuros.

As informações financeiras condensadas *pro forma* não auditadas não refletem nenhuma otimização de custos, sinergias operacionais ou crescimento da receita, que a TOTVS possa experimentar com o resultado da Transação. Adicionalmente não refletem os custos para integrar as operações da TOTVS e Linx ou os custos necessários para atingir essas otimizações de custo e sinergias operacionais, como fornecimento, desenvolvimento e eficiência da estrutura administrativa e crescimento de receita.

2. Ajustes e premissas *pro forma*

As informações financeiras condensadas não auditadas *pro forma* foram elaboradas e apresentadas com base nas demonstrações financeiras consolidadas históricas da TOTVS e da Linx, e os ajustes *pro forma* foram determinados com base em premissas e nas melhores estimativas da Administração da TOTVS e incluem os seguintes ajustes:

2.1. Contraprestação estimada a ser transferida

Está apresentado abaixo uma estimativa preliminar da contraprestação a ser transferida pela TOTVS a Linx:

	Ações em circulação da Linx	Plano de opções de compra de ações e ações restritas da Linx (***)	Total
Número de ações ordinárias da Linx em 30 de junho de 2020, o qual será trocada por uma ação ordinária da TOTVS	175.282.969	4.145.768	**179.428.737**
Multiplicado pelo valor de mercado das ações da TOTVS em 28 de setembro de 2020 (*) (em R$)............	R$27,33	R$27,33	**R$27,33**
Contraprestação da emissão de ações estimada a ser transferida (Em milhões de reais)............	4.790	113	**4.904**
Contraprestação em caixa estimada (**) (Em milhões de reais)............	1.087	26	**1.112**
Valor justo da contraprestação estimada a ser transferida (Em milhões de reais)............	5.877	139	**6.016**

(*) Representa o preço de mercado das ações da TOTVS em 28 de setembro de 2020. Utilizando como premissa a cotação da ação da TOTVS entre a Data da Proposta e a data do presente documento, que é um intervalo de possíveis resultados baseado no percentual de aumentos e baixas foi determinado que este é razoável à luz da volatilidade do mercado, baseado nas flutuações diárias e nos desvios padrões associados, tendo em vista que as cotações das ações da TOTVS anteriores a Data da Proposta valorizaram em função de outros eventos não relacionados à Transação. Com base nessa volatilidade, uma variação de 1% para 39% no preço de mercado mudaria a contraprestação transferida estimada em R$49 milhões a R$1.912 milhões.

(**) A contraprestação em dinheiro representa o valor estimado a ser pago aos detentores das Ações Preferenciais da Holding por R$6,20 para cada ação, que poderá ser atualizado pelo CDI, a partir do sexto mês contado da data em que foi apresentada a proposta de Transação pela TOTVS aos acionistas da Linx até a data do fechamento da transação, assumindo a premissa de que os acionistas da Linx não irão exercer seu direito de recusar a proposta da TOTVS.

(***) Considera 4.145.768 ações referente ao *vesting* antecipado dos planos de opções de compra de ações e de ações restritas da Linx, assumindo a premissa de que as mesmas serão convertidas/emitidas em ações da Linx no momento da transação.

2.2. Valor justo estimado dos ativos adquiridos e passivos a serem assumidos

A TOTVS realizou uma análise preliminar de avaliação do valor justo dos ativos da Linx a serem adquiridos e passivos a serem assumidos, baseado em informações disponíveis a data destas informações financeiras condensadas *pro forma* não auditadas. Utilizando a contraprestação total para a Transação, a TOTVS estimou a alocação do preço de compra. A tabela a seguir resume a alocação do preço de compra preliminar como se a Data da Transação tivesse ocorrido em 30 de junho de 2020 (em milhões de reais):

	Em milhões de R$	
Valor justo estimado da contraprestação total a ser transferida (Nota 2.1.)............	**6.016**	
(-) Valor justo dos ativos a serem adquiridos		
Caixa e equivalentes de caixa............	43	
Contas a receber............	322	
Outros ativos circulantes............	646	
Imobilizado............	105	
Direito de uso............	110	
Outros ativos não circulantes............	61	
Intangível............	1.632	
(+) Valor justo dos passivos a serem assumidos		
Outros passivos circulantes............	275	
Provisão para contingências............	20	(*)

Empréstimos e financiamentos	202
Arrendamentos a pagar	109
Tributos diferidos	459
Contas a pagar por aquisição de controladas	106
Outros passivos não circulantes	92
Ágio total *pro forma*	**4.360**

(*) Em relação aos passivos contingentes assumidos, o valor demostrado no quadro corresponde ao valor histórico das contingências registradas, uma vez que a avaliação é preliminar. A TOTVS não reconheceu passivo contingente como previsto no IFRS 3, tendo em vista as informações disponíveis. A TOTVS aplicará a normativa contábil do IFRS 3 (parágrafo 23) no qual um passivo contingente é reconhecido na data da aquisição da transação desde que: (i) represente uma obrigação presente oriunda de eventos passados e (ii) possa ser mensurado de forma confiável, quando a Transação for consumada.

Esta alocação do preço de compra preliminar foi utilizada para preparar os ajustes *pro forma* nas informações financeiras condensadas não auditadas *pro forma*. A alocação do preço de compra final será determinada quando a TOTVS tiver concluído as avaliações detalhadas e os cálculos necessários na data de fechamento da transação. A alocação final pode diferir materialmente da alocação preliminar utilizada nos ajustes *pro forma*. A alocação final pode incluir (1) mudanças no valor da contraprestação a ser transferida, (2) mudanças nos valores justos dos ativos intangíveis, como marca, software e relacionamento com clientes, bem como o residual do ágio, e (3) outras alterações nos valores justos dos ativos e passivos.

Os ajustes *pro forma* baseiam-se em informações disponíveis atualmente e determinadas estimativas e premissas e, portanto, os efeitos reais dessas transações podem divergir dos ajustes *pro forma*. Incluímos apenas ajustes materiais que sejam diretamente atribuíveis à proposta da Transação, devidamente suportados e que se espera que impactem continuamente os resultados consolidados que foram incluídos nas informações financeiras condensadas não auditadas *pro forma*.

2.3. Ajustes *pro forma*

Uma descrição geral dos ajustes *pro forma* está apresentada abaixo:

a) Intangível

O ajuste a valor justo dos ativos intangíveis é composto pelo seguinte:

					Despesa com amortização estimada *pro forma* utilizando o método linear	
	Natureza	**Metodologia**	**Valor justo estimado (em milhões de reais)**	**Vida útil estimada**	**Exercício findo em 31 de dezembro de 2019**	**Período de seis meses findo em 30 de junho de 2020**
					(em milhões de reais)	**(em milhões de reais)**
1. Marcas	Representa o valor justo da marca "Linx", que é reconhecida na América Latina e exerce influência no processo de decisão de compra pelos clientes.	Isenção de royalties	49	15	3	2
2. Software	Representa o valor justo dos softwares desenvolvidos pela Linx.	Isenção de royalties	273	15	18	9
3. Carteira de clientes	Representa o valor justo da carteira de clientes e do relacionamento com clientes	Excesso de resultados multianuais	1.028	23,5	44	22
Total			**1.350**		**65**	**33**

Seguem-se as premissas subjacentes materiais utilizados na determinação dos ajustes de estimativa de valor justo sobre ativos intangíveis:

	Marcas	Software
Base de receita líquida…………..	A análise de valor justo da Marca da Linx considerou uma base de receita de 100% do total de receita, uma vez que todos os serviços comercializados são associados a marca da Linx.	A análise de valor justo foi baseada no total da receita potencial atrelada aos Softwares comercializados pela Linx.
Taxa de royalties (*)…………………	1%	9%
Vida útil……………………………	15 anos	15 anos
Impostos……………………………	Alíquota nominal de 34%	
Benefício fiscal da amortização………………………………	O benefício fiscal da amortização foi calculado de acordo com a alíquota nominal de 34% e o período de amortização equivalente a vida útil remanescente do ativo.	
Taxa de desconto……………………	A taxa de desconto é equivalente ao Custo Ponderado Médio de Capital (WACC) que resultou em uma taxa pós impostos de 12,1%.	

(*) Taxa de Royalties

A taxa total de royalties para Marcas e Software foi baseada na taxa de royalties utilizada em transações históricas similares.

Para a carteira de clientes foi aplicado o método de excesso de resultados multianuais que considera o valor presente dos fluxos de caixa líquidos esperados para serem gerados pela carteira de clientes:

Receita……………………………………	A projeção de receita foi baseada na receita operacional e rotatividade estimada
Taxa de atrito…………………………	Taxa de atrito de 0,9% calculada com base na taxa média de renovação dos contratos com clientes recorrentes da Linx, entre 2018 e junho de 2020, conforme divulgado pela Linx em suas demonstrações financeiras.
Vida útil……………………………………	A vida útil remanescente foi estimada em 23,5 anos, considerando-se o critério de concentração de aproximadamente 85% do fluxo de caixa total a valor presente do ativo avaliado.
Benefício fiscal da amortização……………………………………	O benefício fiscal da amortização foi calculado de acordo com a alíquota nominal de 34% e o período de amortização equivalente a vida útil remanescente do ativo.
Taxa de desconto……………………	A taxa de desconto é equivalente ao Custo Ponderado Médio de Capital (WACC) que resultou em uma taxa pós impostos de 12,1%.

b) Ágio

O ajuste do ágio do *pro forma* é constituído da seguinte maneira:

	em milhões de R$	
Eliminação do saldo histórico de ágio reconhecido nas demonstrações financeiras consolidadas da Linx …………………	(915)	
Reconhecimento do ágio na aquisição………………………………	4.360	Nota 2.2
Total ajustes pro forma ………………………………………	**3.445**	

c) Custos de transação

Representa o ajuste dos custos de transação estimados de R$30 milhões relacionados à Transação. Os custos relacionados à Transação consistem em custos de assessoria geral, assessoria jurídica, avaliadores e outros honorários profissionais a serem incorridos.

d) Debêntures e despesas financeiras

O ajuste *pro forma* refere-se à dívida de longo prazo que a TOTVS espera incorrer para o pagamento da contraprestação em dinheiro com a conclusão da Transação. A TOTVS espera contratar uma linha de crédito rotativo de 3 anos no valor R$1.112 milhões destinados a Transação, com juros estimados de 100% do CDI acrescido de 2,1% a.a..

Com base no exposto acima, a despesa de juros *pro forma* para os seis meses encerrados em 30 de junho de 2020 e o ano encerrado em 31 de dezembro de 2019 consiste nos montantes de R$22 milhões e R$44 milhões, respectivamente.

e) Efeito do imposto de renda e contribuição social

Reflete o efeito do imposto de renda e contribuição social nas informações financeiras condensadas não auditadas *pro forma*, com base na alíquota nominal de 34% sobre os ajustes *pro forma*.

f) Patrimônio líquido

O ajuste *pro forma* no patrimônio líquido é composto da seguinte forma:

	Em milhões de reais	
Eliminação das contas de Patrimônio líquido da Linx.........	(1.680)	
Ações a serem emitidas pela TOTVS na finalização da Transação..	4.904	Nota 2.1
Custos da transação	(30)	(c)
Ajuste *pro forma* total	**3.194**	

g) Transações de partes relacionadas

Não há transações entre Linx e TOTVS a serem eliminadas nas informações financeiras condensadas não auditadas *pro forma*.

h) Itens significantes não recorrentes incluídos nas demonstrações financeiras históricas

<u>TOTVS</u>:

Para o período de seis meses findo em 30 de junho de 2020 não houve itens não recorrentes.
Já para o exercício findo em 31 de dezembro de 2019, a TOTVS apresentou em suas demonstrações financeiras os seguintes itens não recorrentes que afetaram o lucro líquido antes do imposto de renda:

	Exercício fiscal findo 31 de dezembro de 2019 em milhões de *R$* (*)
Reestruturação organizacional (i)	11
Despesas relacionados a transação de aquisição de empresas (ii)	2
Reversão de provisões não recorrentes (iii)	(4)
Ganho na venda de subsidiária (iv)	(12)
Total	**(3)**

(i) Refere-se a custos com reestruturação;
(ii) Refere-se a despesas com honorários decorrentes de processo de combinação de negócios;
(iii) Refere-se a provisões não caixa, através de um ajuste na provisão de obrigações por aquisição de investimento;
(iv) Refere-se ao ganho na baixa de ativos relacionado a venda de uma de suas controladas.